Form 10-K405, Exhibit 13
MIDDLESEX WATER CO
filed 1995-03-29
CIK 66004

MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Construction Program - The Company's expenditures on property, plant and equipment during 1994 totaled $6.0 million and consisted of the following: $3.0 million for routine capital additions, which include transmission and distribution mains, hydrants, service lines, meters, and general equipment; $1.3 million for Park Avenue Well Field improvements; and $1.7 million for water systems development in Delaware. These expenditures were financed by some utilization of the December 31, 1993 cash balance, internally-generated funds from operations, Series R Bond proceeds, and the sale of common stock through the Dividend Reinvestment Plan.

During 1995, 1996 and 1997, the Company has projected capital expenditures of $6.1 million, $8.3 million and $13.2 million, respectively. For 1995, $5.0 million is for routine capital expenditures; $0.5 million for the South River Basin regional supply; $0.2 million for treatment of well supplies; and $0.4 million for miscellaneous items. For 1996 and 1997 combined, $9.7 million is for routine capital expenditures; $10.0 million for treatment plant modifications and improvements; $0.5 million for Section A pipeline; $0.9 million for Robinson's Branch Reservoir; and $0.4 million for miscellaneous items.

Sources of Capital - To finance the 1995 Capital Program, the Company will utilize internally-generated cash and cash balances on hand at December 31, 1994. The 1996 and 1997 Capital Programs, although not firm at this time, will require some form of external financing.

RESULTS OF OPERATIONS
1994 COMPARED TO 1993

Operating revenues increased $0.6 million or 1.7% over the previous year. Of that amount, $1.0 million is due to the 1993 rate increase, and $0.4 million is due to a decrease in consumption for all classes of customers.

Operations and maintenance expenses increased by $0.2 million or 1.3% over 1993. The principal components of the increase were for administrative and general expenses and purchased water.

Depreciation increased $0.3 million or 11.5% due to a higher depreciation base and a higher depreciation rate of 2.17% granted as part of the 1993 rate increase. Taxes, other than income taxes, increased $0.1 million or 2.3% due largely to higher revenue-related taxes. Federal income taxes decreased $0.3 million due to lower taxable income. Other income decreased $0.3 million due to lower earnings on investments, less funds available for investments and no Allowance for Funds Used During Construction (AFUDC). The decrease in preferred stock dividends reflects the redemption of the $8.25 and $6.00 Redeemable Series and partial redemption of the $7.00 Nonredeemable Series.

Net income remained stable despite the less than 2% increase in revenues. This was accomplished by continued monitoring of operating expenses, lower taxes and interest charges and higher earnings from Tidewater operations.

RESULTS OF OPERATIONS
1993 COMPARED TO 1992

Operating revenues increased $4.6 million or 15% over the previous year. Of that amount, $1.9 million is due to the 1993 rate increase, $1.6 million is due to consumption increase and $1.1 million is due to the inclusion of Tidewater Utilities, Inc. (Tidewater) revenues for a full 12 months. Operating results for 1992 included revenue from Tidewater subsequent to the acquisition date of October 20, 1992.

Operations and maintenance expenses increased by $1.9 million or 12.9% over 1992. The principal components of the increase were for purchased water, $0.2 million; power and pumping expenses, $0.4 million; transmission and distribution expenses, $0.2 million; and administrative and general expenses, $0.4 million. The balance of $0.7 million is due to the inclusion of Tidewater expenses for the full year.

Depreciation increased $0.4 million or 21% due to a higher depreciation base and a higher depreciation rate of 2.17% granted as part of the 1993 rate increase. Taxes, other than income taxes, increased $0.6 million or 13% due largely to higher revenue-related taxes. Federal income taxes increased $0.7 million due to higher taxable income. Other income decreased $0.2 million or 44% due to lower rates on investments and less funds available for investments. Interest charges decreased $0.2 million or 8% due largely to a decrease in the overall interest rate as a result of mortgage bond redemptions. The increase of $0.1 million in preferred stock dividends reflects a full year's declaration of dividends on the $7.00 Convertible Series.

--------------------------------------------------------------------------------
                                       10

Net income increased $1.0 million reflecting higher revenues over increased expenses and taxes due to the 1993 rate increase, continued monitoring of operating expenses, favorable weather, lower interest charges and Tidewater earnings.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, effective January 1, 1993. The primary effect on the Company, which is on the presentation of its financial position, was to increase the net deferred income tax liability by $4.9 million. An offsetting regulatory asset of the same amount was recorded since management believes that it is probable the increase in the deferred income tax liability will be recovered in future rates. The adoption of this statement did not have an effect on the Consolidated Statements of Income. (See Note 3 to Consolidated Financial Statements.)

The Company also adopted SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, on January 1, 1993. This statement requires accrual of costs associated with postretirement health care and life insurance benefits for all employees, including retirees. These costs are currently allowed in rates on a pay-as-you-go basis. The Company's adoption of this standard increased annual expenses by $0.6 million, which is being deferred and includes the amortization, over 20 years, of a transition obligation of $4.7 million. The Company will file for rate relief for these costs during its next base rate case filing. All costs recorded in accordance with SFAS No. 106 that are prudently incurred are expected to be afforded regulatory recognition. (See
Note 4 to Consolidated Financial Statements.)

OUTLOOK FOR 1995

Revenues and expenses are projected to produce only small increases based on some growth and inflationary projections under 5%. Except for the filing of a Purchased Water Adjustment Clause (PWAC), no increase in revenues is projected from rate filings. Cash balances and internally-generated funds will be used to finance the 1995 Capital Program. Therefore, no new borrowings or financings are expected in 1995, which will keep interest expense level. Health care costs in 1994 have declined and are not expected to increase significantly during 1995. Results of operations from Tidewater are expected to have a positive effect on earnings in 1995.

REPORT OF MANAGEMENT

The consolidated financial statements and other financial information included in this annual report have been prepared by and are the responsibility of Management. The statements have been prepared in conformity with generally accepted accounting principles considered appropriate under the circumstances and include amounts based on necessary judgment and estimates deemed appropriate.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are protected from improper use and loss and to provide reliable financial information.

The consolidated financial statements of the Company have been audited by its independent auditors, Deloitte & Touche LLP, and their report is included herein.

The Board of Directors, through its Audit Committee consisting solely of outside Directors, is responsible for overseeing and reviewing the Company's financial reporting and accounting practices. The Audit Committee meets periodically with the independent auditors to review the scope of their work and discuss any changes and developments that may impact the Company.

J. RICHARD TOMPKINS                     ERNEST C. GERE
J. Richard Tompkins                     Ernest C. Gere
Chairman of the Board and President     Senior Vice President & Chief Financial Officer

February 13, 1995

--------------------------------------------------------------------------------
                                       11

MIDDLESEX WATER COMPANY
CONSOLIDATED BALANCE SHEETS
Assets

                                                                                                          DECEMBER 31,
                                                                                               ----------------------------------
                                                                                                     1994              1993
---------------------------------------------------------------------------------------------------------------------------------
UTILITY PLANT                Water Production                                                  $     25,612,023  $     23,637,834
(NOTE 5):                    Transmission and Distribution                                           93,334,300        90,472,850
                             General                                                                 11,202,947        10,860,783
                             Construction Work in Progress                                              262,249            97,580
                             ----------------------------------------------------------------------------------------------------
                             TOTAL                                                                  130,411,519       125,069,047
                             Less Accumulated Depreciation                                           21,668,506        19,676,595
                             ----------------------------------------------------------------------------------------------------
                             UTILITY PLANT - NET                                                    108,743,013       105,392,452
                             ----------------------------------------------------------------------------------------------------
                             NONUTILITY PROPERTY - NET                                                  400,209           154,096
---------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:              Cash and Cash Equivalents                                                3,854,186         1,146,245
                             Marketable Securities                                                      933,298                --
                             Temporary Cash Investments - Restricted (Note 6)                           289,552         2,923,205
                             Accounts Receivable                                                      4,236,800         3,542,507
                             Unbilled Revenues                                                        2,143,795         2,246,615
                             Materials and Supplies (at average cost)                                   991,116           967,007
                             Prepayments                                                                503,808           434,312
                             ----------------------------------------------------------------------------------------------------
                             TOTAL CURRENT ASSETS                                                    12,952,555        11,259,891
                             ----------------------------------------------------------------------------------------------------
DEFERRED                     Unamortized Debt Expense                                                 3,082,420         2,033,472
CHARGES:                     Preliminary Survey and Investigation Charges                               653,328           665,147
                             Regulatory Assets (Notes 3 and 4)                                        5,818,530         5,508,876
                             Rate Case Expenses                                                              --            92,381
                             Other (Note 2)                                                             762,703           569,908
                             ----------------------------------------------------------------------------------------------------
                             TOTAL DEFERRED CHARGES                                                  10,316,981         8,869,784
                             ----------------------------------------------------------------------------------------------------
                             TOTAL                                                             $    132,412,758  $    125,676,223
                             ----------------------------------------------------------------------------------------------------
                             See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
                                       12

Capitalization and Liabilities

                                                                                                          DECEMBER 31,
                                                                                               ----------------------------------
                                                                                                     1994              1993
---------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION               Common Stock                                                      $     27,151,673  $     26,223,214
(SEE ACCOMPANYING            Retained Earnings                                                       17,699,422        16,615,466
STATEMENTS AND               ----------------------------------------------------------------------------------------------------
NOTE 9):                     TOTAL COMMON EQUITY                                                     44,851,095        42,838,680
                             ----------------------------------------------------------------------------------------------------
                             Cumulative Preferred Stock                                               2,790,105         3,951,500
                             Long-term Debt                                                          49,500,000        24,500,000
                             ----------------------------------------------------------------------------------------------------
                             TOTAL CAPITALIZATION                                                    97,141,200        71,290,180
---------------------------------------------------------------------------------------------------------------------------------
CURRENT                      Current Portion of Long-term Debt                                               --        12,500,000
LIABILITIES:                 Sinking Fund Payments                                                           --            66,000
                             Accounts Payable                                                         1,616,945         1,472,022
                             Notes Payable (Note 6)                                                          --         9,000,000
                             Customer Deposits                                                          308,174           284,731
                             Taxes Accrued                                                            4,444,372         4,366,922
                             Interest Accrued                                                         1,134,223           942,495
                             Other                                                                      877,283           727,741
                             ----------------------------------------------------------------------------------------------------
                             TOTAL CURRENT LIABILITIES                                                8,380,997        29,359,911
---------------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 5)
---------------------------------------------------------------------------------------------------------------------------------
DEFERRED                     Customer Advances for Construction                                       9,199,363         8,701,738
CREDITS:                     Accumulated Deferred Investment Tax Credits (Note 3)                     2,452,096         2,523,776
                             Accumulated Deferred Federal Income Taxes (Note 3)                       9,767,241         9,078,687
                             Other                                                                    1,312,961           943,610
                             ----------------------------------------------------------------------------------------------------
                             TOTAL DEFERRED CREDITS                                                  22,731,661        21,247,811
                             ----------------------------------------------------------------------------------------------------
                             CONTRIBUTIONS IN AID OF CONSTRUCTION                                     4,158,900         3,778,321
                             ----------------------------------------------------------------------------------------------------
                             TOTAL                                                             $    132,412,758  $    125,676,223
                             ----------------------------------------------------------------------------------------------------
                             See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
                                       13

MIDDLESEX WATER COMPANY
CONSOLIDATED STATEMENTS OF INCOME

                                                                                       YEARS ENDED DECEMBER 31,
                                                                            ----------------------------------------------
                                                                                  1994            1993            1992
--------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES (NOTE 2)                                                 $   36,122,475     $35,478,810     $30,860,626
--------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
  Operations:
     Water Purchased (Note 5)                                                    2,769,265       2,749,514       2,545,164
     Other                                                                      12,478,859      12,373,656      10,746,472
  Maintenance                                                                    1,549,970       1,460,476       1,389,191
  Depreciation                                                                   2,649,657       2,375,910       1,960,731
  Taxes, other than Income Taxes                                                 5,343,563       5,222,320       4,620,455
  Federal Income Taxes (Note 3)                                                  2,766,361       3,072,303       2,350,715
--------------------------------------------------------------------------------------------------------------------------
          TOTAL OPERATING EXPENSES                                              27,557,675      27,254,179      23,612,728
--------------------------------------------------------------------------------------------------------------------------
               OPERATING INCOME                                                  8,564,800       8,224,631       7,247,898
--------------------------------------------------------------------------------------------------------------------------
OTHER INCOME/(EXPENSE):
  Allowance for Funds Used During
     Construction - Equity                                                              --         166,724         125,212
  Other - Net                                                                      (25,731)        102,748         356,583
--------------------------------------------------------------------------------------------------------------------------
          TOTAL OTHER INCOME/(EXPENSE)                                             (25,731)        269,472         481,795
--------------------------------------------------------------------------------------------------------------------------
               INCOME BEFORE INTEREST CHARGES                                    8,539,069       8,494,103       7,729,693
--------------------------------------------------------------------------------------------------------------------------
INTEREST CHARGES:
  Interest on Long-term Debt                                                     2,882,731       2,772,227       3,250,291
  Allowance for Funds Used During
     Construction - Debt                                                                --        (108,398)        (81,409)
  Amortization of Debt Expense                                                     118,657         144,043          56,403
  Other Interest Expense                                                            42,309         206,605          42,205
--------------------------------------------------------------------------------------------------------------------------
          TOTAL INTEREST CHARGES                                                 3,043,697       3,014,477       3,267,490
--------------------------------------------------------------------------------------------------------------------------
               NET INCOME                                                        5,495,372       5,479,626       4,462,203
--------------------------------------------------------------------------------------------------------------------------
PREFERRED STOCK DIVIDEND REQUIREMENTS                                              188,357         255,722         185,935
--------------------------------------------------------------------------------------------------------------------------
EARNINGS APPLICABLE TO COMMON STOCK                                         $    5,307,015     $ 5,223,904     $ 4,276,268
--------------------------------------------------------------------------------------------------------------------------
EARNINGS AND DIVIDENDS PER SHARE OF COMMON STOCK:
--------------------------------------------------------------------------------------------------------------------------
  Earnings                                                                  $         1.33     $      1.33     $      1.20
  Dividends Paid                                                            $         1.053/4  $      1.011/4  $      0.97
  Average Number of Shares Outstanding                                           4,003,393       3,924,363       3,568,499
--------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
                                       14

MIDDLESEX WATER COMPANY
CONSOLIDATED STATEMENTS OF CAPITAL STOCK
AND LONG-TERM DEBT

                                                                          DECEMBER 31,
                                                               -------------------------------
                                                                     1994              1993
----------------------------------------------------------------------------------------------
Common Stock, No Par Value (Notes 4 and 9)
  Shares Authorized - 6,000,000
  Shares Outstanding - 1994 - 4,030,834                         $   27,412,913
                          1993 - 3,979,387                                      $   26,486,569
  Restricted Stock Plan                                               (261,240)       (263,355)
----------------------------------------------------------------------------------------------
       TOTAL COMMON STOCK                                       $   27,151,673  $   26,223,214
----------------------------------------------------------------------------------------------
Cumulative Preference Stock, No Par Value
  Shares Authorized - 100,000
  Shares Outstanding - None
Cumulative Preferred Stock, No Par Value (Note 9)
  Shares Authorized - 70,656
  Convertible:
     Shares Outstanding, $7.00 Series -       14,901            $    1,564,605  $    1,543,500
  Nonredeemable:
     Shares Outstanding, $7.00 Series - 1994 - 2,255                   225,500
                                        1993 - 2,500                                   250,000
     Shares Outstanding, $4.75 Series -       10,000                 1,000,000       1,000,000
  Redeemable:
     Shares Outstanding, $6.00 Series - 1994 - None                         --
                                        1993 - 7,500                                   750,000
     Shares Outstanding, $8.25 Series - 1994 - None                         --
                                        1993 - 4,080                                   408,000
----------------------------------------------------------------------------------------------
       TOTAL CUMULATIVE PREFERRED STOCK                         $    2,790,105  $    3,951,500
----------------------------------------------------------------------------------------------
Long-term Debt (Note 9):
  First Mortgage Bonds:
     6.75%, Series K, due February 1, 1996                      $           --  $    2,500,000
     8.00%, Series Q, due August 1, 2018                                    --      10,000,000
     7.25%, Series R, due July 1, 2021                               6,000,000       6,000,000
     5.20%, Series S, due October 1, 2022                           12,000,000      12,000,000
     5.25%, Series T, due October 1, 2023                            6,500,000       6,500,000
     6.40%, Series U, due February 1, 2009                          15,000,000              --
     5.25%, Series V, due February 1, 2029                          10,000,000              --
----------------------------------------------------------------------------------------------
       SUBTOTAL LONG-TERM DEBT                                      49,500,000      37,000,000
----------------------------------------------------------------------------------------------
          Less: Current Portion of Long-term Debt                           --      12,500,000
----------------------------------------------------------------------------------------------
               TOTAL LONG-TERM DEBT                             $   49,500,000  $   24,500,000
----------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
                                       15

MIDDLESEX WATER COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               YEARS ENDED DECEMBER 31,
                                                                                    ----------------------------------------------
                                                                                         1994            1993            1992
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME                                                                          $    5,495,372  $    5,479,626  $    4,462,203
Adjustments to Reconcile Net Income to
  Net Cash Provided by Operating Activities:
     Depreciation                                                                        2,649,657       2,375,910       1,960,731
     Amortization of Deferred Charges                                                      383,750         483,878         242,843
     Provision for Deferred Income Taxes                                                   639,381           5,882         800,867
     Amortization of Investment Tax Credit                                                 (71,680)        (69,919)        (66,394)
     Allowance for Funds Used During Construction                                               --        (275,122)       (206,621)
  Changes in Current Assets and Liabilities:
     Accounts Receivable                                                                  (694,293)       (691,296)        363,572
     Materials and Supplies                                                                (24,109)        (49,290)         90,406
     Accounts Payable                                                                      144,923        (609,161)        612,752
     Accrued Income Taxes                                                                   77,450         610,448        (482,462)
     Accrued Interest                                                                      191,728        (190,808)        106,200
     Unbilled Revenues                                                                     102,820        (254,393)       (104,109)
     Other - Net                                                                           (53,483)        209,890          (2,515)
----------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                8,841,516       7,025,645       7,777,473
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Utility Plant Expenditures*                                                           (5,979,113)     (6,910,274)    (10,970,329)
  Preliminary Survey & Investigation Charges                                                11,819        (103,664)        586,301
  Marketable Securities                                                                   (933,298)             --              --
  Cash From Acquisition of Subsidiary                                                           --              --         115,550
  Other - Net                                                                             (345,778)       (374,369)         43,341
----------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                                   (7,246,370)     (7,388,307)    (10,225,137)
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Redemption of Long-term Debt                                                         (12,500,000)    (24,050,000)     (2,800,000)
  Proceeds from Issuance of Long-term Debt                                              25,000,000      18,500,000              --
  Temporary Cash Investments - Restricted                                                2,633,653         896,173         667,969
  Proceeds from Issuance of Common Stock (Net)                                             928,459       1,610,266       6,207,970
  Deferred Bond Issuance Expenses                                                       (1,167,605)     (1,009,839)             --
  Common Stock Issuance Expenses                                                                --         (30,934)        (96,189)
  Payment of Preferred Dividends                                                          (180,006)       (287,461)       (155,788)
  Payment of Common Dividends                                                           (4,231,410)     (3,971,830)     (3,446,474)
  Customer Advances - Net                                                                  878,204       1,205,394         472,777
  Redemption of Preferred Stock                                                         (1,248,500)        (66,000)        (66,000)
  Short-term Bank Borrowings (Repayments)                                               (9,000,000)      7,950,000       1,050,000
----------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                      1,112,795         745,769       1,834,265
----------------------------------------------------------------------------------------------------------------------------------
NET CHANGES IN CASH AND CASH EQUIVALENTS                                                 2,707,941         383,107        (613,399)
----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                           1,146,245         763,138       1,376,537
----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                            $    3,854,186  $    1,146,245  $      763,138
----------------------------------------------------------------------------------------------------------------------------------
*Excludes Allowance for Funds Used During Construction.

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
  Cash Paid During the Year for:
     Interest (net of amounts capitalized)                                          $    2,722,327  $    2,874,586  $    2,991,325
     Income Taxes                                                                   $    2,453,936  $    3,028,767  $    2,132,530
----------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

MIDDLESEX WATER COMPANY
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                                                         YEARS ENDED DECEMBER 31,
                                                                              ----------------------------------------------
                                                                                   1994            1993            1992
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR                                                  $   16,615,466  $   15,426,065  $   14,662,313
NET INCOME                                                                         5,495,372       5,479,626       4,462,203
----------------------------------------------------------------------------------------------------------------------------
     TOTAL                                                                        22,110,838      20,905,691      19,124,516
----------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS:
  Cumulative Preferred Stock                                                         180,006         287,461         155,788
  Common Stock                                                                     4,231,410       3,971,830       3,446,474
COMMON STOCK EXPENSES                                                                     --          30,934          96,189
----------------------------------------------------------------------------------------------------------------------------
     TOTAL DEDUCTIONS                                                              4,411,416       4,290,225       3,698,451
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                                        $   17,699,422  $   16,615,466  $   15,426,065
----------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

________________________________________________________________________________

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization - Middlesex Water Company (Middlesex or the Company) is the parent company of Tidewater Utilities, Inc. (Tidewater). White Marsh Environmental Systems, Inc., a corporation formed during the second quarter of 1994, is a wholly-owned subsidiary of Tidewater. The financial statements for Middlesex and its wholly-owned subsidiaries are reported on a consolidated basis. All intercompany accounts and transactions have been eliminated.

(b) System of Accounts - Middlesex and Tidewater maintain their accounts in accordance with the Uniform System of Accounts prescribed by the Board of Public Utilities of the State of New Jersey (BPU) and the Public Service Commission of Delaware (PSC), respectively.

(c) Utility Plant - Utility Plant is stated at original cost as defined for regulatory purposes. Property accounts are charged with the cost of betterments and major replacements of property. Cost includes direct material, labor and indirect charges for pension benefits and payroll taxes. Middlesex capitalizes an Allowance for Funds Used During Construction on individual projects in excess of $0.2 million at a rate of 9%. Depreciation is computed by Middlesex on a straight-line basis at a composite annual rate of 2.17%, which increased from 2.01% on May 1, 1993, in accordance with the rate decision as determined by the BPU. The Accumulated Provision for Depreciation is charged with the cost of property retired, together with removal costs less salvage. The cost of labor, materials, supervision and other expenses incurred in making repairs and minor replacements and in maintaining the properties is charged to the appropriate expense accounts.

(d) Marketable Securities - Short-term investments in U.S. Treasury Bills not otherwise reported as cash equivalents are recorded at cost, which approximates market value.

(e) Accounts Receivable - Provision for allowance for doubtful accounts at December 31, 1994, 1993 and 1992 and the corresponding expense and deduction for those years is each less than $0.1 million.

(f) Revenues - Revenues are recorded as service is rendered and include estimates for amounts unbilled at the end of the period for water used subsequent to the last billing cycle.

(g) Deferred Charges - Unamortized Debt Expense is amortized over the lives of the related issues. As authorized by the BPU, main cleaning and lining costs are being amortized over a 14-year period; depreciation study, the alternate treatment pilot study and acquisition costs over 36 months and rate case expenses over 18 months.

(h) Income Taxes - The Company adopted SFAS No. 109, Accounting for Income Taxes, on a prospective basis effective January 1, 1993. (See Note 3.) Middlesex and Tidewater file a consolidated Federal income tax return and income taxes are allocated based on the separate return method. Investment tax credits have been deferred and are being amortized over the estimated useful life of the related property.

(i) Statements of Cash Flows - For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents. Cash and cash equivalents represent bank balances, commercial paper, money market funds, and U.S. Treasury Bills maturing in less than 90 days.

(j) Certain prior year amounts have been reclassified to conform to the current year reporting.

NOTE 2 - RATES AND REVENUES

On April 30, 1993 the BPU approved a stipulation agreed to by the parties to the Company's rate case which was filed in September 1992. The stipulation allowed for an overall rate increase of 9.33% or $2.8 million, which was implemented on May 1, 1993, based upon several elements, including an 11.5% return on equity, an increased depreciation rate of 2.17% and the addition of two significant construction projects to Utility Plant in the amount of $13.4 million.

On June 23, 1994, the Company received approval from the BPU to implement a Purchased Water Adjustment Clause (PWAC). A PWAC is a regulatory vehicle that allows New Jersey water utilities to pass along to, or credit, customers' changes in the cost of purchasing water, without the need for filing a full base rate case. This was the first PWAC petition filed by the Company under the regulations adopted during 1991. The PWAC will afford the Company the opportunity to recover approximately $0.1 million of increased costs. In addition, on February 2, 1995, the Company filed a petition with the BPU seeking recovery of increased purchased water costs of an additional $0.1 million.

Included in Deferred Charges-Other is $0.2 million of deferred costs at December 31, 1994 which Middlesex is recovering through rates over periods ranging from
1.3 to 14 years. The BPU has excluded these costs from rate base and, therefore, Middlesex is not earning a return on these costs during the recovery period.

--------------------------------------------------------------------------------
                                       17

NOTE 3 - INCOME TAXES

Federal income tax expense differs from the amount computed by applying the statutory rate on book income subject to tax for the following reasons:

                                          YEARS ENDED DECEMBER 31,
                                           (THOUSANDS OF DOLLARS)
                                       -------------------------------
                                           1994       1993       1992
----------------------------------------------------------------------
Net Income                             $   5,495  $   5,480  $   4,462
Federal Income Tax Expense (as below)      2,766      3,072      2,351
----------------------------------------------------------------------
Book Income Subject to Tax             $   8,261  $   8,552  $   6,813
----------------------------------------------------------------------
Income Tax at Statutory Rate of 34%    $   2,809  $   2,908  $   2,316
Tax Effect of:
 Allowance for Funds Used During
   Construction                               --        (94)       (70)
 Other                                       (43)       258        105
----------------------------------------------------------------------
Total Federal Income Tax Expense       $   2,766  $   3,072  $   2,351
----------------------------------------------------------------------

Federal income tax expense is comprised of the following:

Federal Income Tax - Current           $   2,219  $   3,124  $   1,587
Deferred Taxes (as below)                    619         17        830
Investment Tax Credit                        (72)       (69)       (66)
----------------------------------------------------------------------
Total Federal Income Tax Expense       $   2,766  $   3,072  $   2,351
----------------------------------------------------------------------

The provisions for deferred Federal income tax result from the following timing differences:

Customer Advances                      $    (123) $    (217) $    (161)
Accelerated Depreciation                     617        730        682
Revenue Taxes                               (403)      (400)       406
Bond Redemptions                             477         --         --
Other                                         51        (96)       (97)
----------------------------------------------------------------------
Deferred Federal Income Tax Expense    $     619  $      17  $     830
----------------------------------------------------------------------

The statutory review period for income tax returns for the years prior to 1991 have been closed.

The Company adopted SFAS No. 109, Accounting for Income Taxes, effective January 1, 1993. Adoption of this statement requires that deferred income taxes be set up for all temporary differences regardless of the regulatory ratemaking treatment. However, if it is probable that these additional taxes will be passed on to ratepayers, an offsetting regulatory asset or liability is to be recorded by the Company. Management believes that it is probable that the consolidated deferred income tax liability of approximately $4.9 million resulting from the adoption of SFAS No. 109 will be recovered in future rates and, therefore, a regulatory asset has been set up to offset the increased liability. The adoption of SFAS No. 109 does not have an effect on the Consolidated Statements of Income.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes. The Company's net deferred tax liability as of December 31, 1994 was $9.8 million. This amount is comprised of a deferred tax liability related to accelerated depreciation and differences between book and tax basis of property totaling $13.6 million, offset by $3.7 million of prepaid taxes pertaining to customer advances for construction and other deferred tax assets of $0.1 million.

NOTE 4 - EMPLOYEE BENEFIT PLANS

The Company has a noncontributory defined benefit pension plan which covers substantially all employees with more than 1,000 hours of service. The Company makes annual contributions to the plan consistent with the funding requirements of Federal laws and regulations.

Pension expense for 1994, 1993 and 1992 was $218,000, $240,000 and $193,000,
respectively.

Plan assets consist primarily of corporate equities, cash equivalents, and stock and bond funds. The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheets.

                                       YEARS ENDED DECEMBER 31,
                                        (THOUSANDS OF DOLLARS)
                                      --------------------------
                                          1994           1993
----------------------------------------------------------------
Actuarial present value of plan
 benefits:
 Vested benefits                      $  (7,021)     $  (6,729)
 Nonvested benefits                         (43)           (22)
 Impact of estimated future
   compensation charges                  (2,479)        (2,315)
----------------------------------------------------------------
Projected plan benefits                  (9,543)        (9,066)
Plan assets at fair value                 9,443          9,959
----------------------------------------------------------------
Plan assets in excess of projected
 plan benefits                             (100)           893
Unrecognized net obligation                 100            114
Unrecognized net gain                       (77)        (1,141)
----------------------------------------------------------------
Accrued pension cost recognized in
 the balance sheet                    $     (77)     $    (134)
----------------------------------------------------------------

Net pension cost includes the following components:

 Service cost benefits earned
    during the period                 $     309      $     295
 Interest cost on projected
   benefit obligation                       698            665
 Return on plan assets                     (788)          (728)
 Net amortization and deferral               (1)             8
----------------------------------------------------------------
Net pension cost                      $     218      $     240
----------------------------------------------------------------

The assumptions used in determining the actuarial present value of the projected obligation at December 31, 1994 and December 31, 1993 were a discount rate of 8.0% and a compensation increase of 5.5%. The expected long-term rate of return on plan assets used in determining net periodic cost was 8.0%.

Effective January 1, 1993, the Company adopted SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. SFAS No. 106 requires employers to accrue the estimated cost of retiree benefit payments during the years the employee provides services.

The Company previously expensed the cost of these benefits, which are principally health care, as premiums were incurred. SFAS No. 106 allows recognition of the cumulative effect of the liability in the year of the adoption or the amortization of the obligation over a period of up to twenty years. Middlesex elected to recognize this obligation of $4.7 million over a period of twenty years.

Middlesex provides certain health care and life insurance benefits for substantially all of its retired employees. In 1994, 1993 and 1992, the Company recognized $176,000, $168,000 and $245,000, respectively, as an expense for postretirement health care and life insurance benefits. The plan's funded status is as follows:

                                          YEARS ENDED DECEMBER 31,
                                           (THOUSANDS OF DOLLARS)
                                       -----------------------------
                                           1994             1993
--------------------------------------------------------------------
Retirees                               $   1,461        $   1,516
Fully eligible plan participants             582              505
Other active plan participants               815              708
--------------------------------------------------------------------
Accumulated postretirement benefit
 obligation                                2,858            2,729
--------------------------------------------------------------------
Plan assets at fair value                     --               --
Unrecognized net gain                      2,242            2,346
Unrecognized prior service cost               --               --
Unrecognized transition obligation        (4,232)          (4,467)
--------------------------------------------------------------------
Accrued postretirement benefit
 obligation                            $     868        $     608
--------------------------------------------------------------------

Net postretirement benefit cost consisted of the following components:


                                          YEARS ENDED DECEMBER 31,
                                           (THOUSANDS OF DOLLARS)
                                       -----------------------------
                                           1994             1993
--------------------------------------------------------------------
Service cost - benefits earned
 during the year                       $      87        $     165
Interest cost on accumulated
 postretirement benefit obligation           218              376
Amortization of net gain                    (104)              --
Amortization of transition
 obligation                                  235              235
Regulatory deferral                         (260)            (608)
--------------------------------------------------------------------
Net postretirement benefit cost        $     176        $     168
--------------------------------------------------------------------

--------------------------------------------------------------------------------
                                       18

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for 1994 was 9% decreasing linearly each successive year until it reaches 5% in 1998, after which it remains constant. A one-percentage-point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation by 15% and the 1994 net postretirement benefit cost by approximately 11%. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 8%.

Middlesex sought rate relief for the increased costs in the 1993 stipulated rate case. The stipulation, approved by the BPU, provided that the costs 'will continue to be included in Petitioner's cost of service for ratemaking purposes and recoverable in rates on a pay-as-you-go basis; and the costs prudently incurred and booked in accordance with SFAS No. 106 will be recoverable in future rates; and Middlesex will account for the difference between the accrued costs as determined under SFAS No. 106 and the level of pay-as-you-go costs built into rates as a regulatory asset pursuant to SFAS No. 71, Accounting for the Effects of Certain Types of Regulation.' SFAS No. 71 allows regulated entities to defer costs that are normally expensed, where it is probable by the actions of the regulator, that recovery in future rates is allowable. The regulatory asset at December 31, 1994, and 1993 was $0.9 million and $0.6 million, respectively.

The stipulation also provided that 'the issue of cash versus accrual accounting should be revisited, and, to the extent that it is determined that proper ratemaking policy or regulations or policy statements issued by the Financial Accounting Standards Board or the Securities and Exchange Commission require a change to accrual accounting for ratemaking purposes, the accumulated regulatory asset will be recoverable in rates over an appropriate amortization period.'

The Company maintains a restricted stock plan, under which 33,800 shares of the Company's common stock are held in escrow by the Company for key employees. Such stock is subject to an agreement requiring forfeiture by the employee in the event of termination of employment within five years of the grant other than as a result of retirement, death or disability.

The maximum number of shares authorized for grant under this plan is 60,000 shares. Compensation expense is determined by the market value of the stock on the date of the award and is being amortized over a five-year period. The expense for 1994, 1993 and 1992 was not considered material.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

In October 1994, the Company signed a contract to purchase the assets of a 2,200 customer water utility and a 2,200 customer wastewater utility in Burlington County, New Jersey. The newly acquired systems will be called Pinelands Water Company and Pinelands Sewer Company. Approval is required by the BPU before the Company assumes ownership, which is expected by March 31, 1995. The purchase price of $2.4 million will be satisfied with a cash payment of $1.2 million, upon BPU approval, and a five-year note payable for the balance. These systems will not have a material impact on the Company's revenues and will require substantial rate increases to attain profitability.

The Company has agreements with both the Elizabethtown Water Company and the New Jersey Water Supply Authority (NJWSA) for the purchase of water. The agreement with Elizabethtown, which expires December 31, 1995, provides for the minimum purchase of 2 million gallons daily (mgd) of treated water with provisions for additional purchases. The 1994, 1993 and 1992 costs under this agreement were $1.0 million, $0.9 million and $0.8 million, respectively.

The NJWSA agreement, which expires November 1, 2013, provides for the minimum purchase of 20 mgd of untreated water from the Delaware and Raritan Canal. In addition, the Company has a supplemental one-year agreement for an additional 5 mgd renewed through April 30, 1995. This agreement is renewable on an annual basis. The total annual cost for 1994, 1993 and 1992 was $1.8 million, $1.9 million and $1.7 million, respectively.

The Company plans to spend approximately $6.1 million in 1995 on its construction program. Substantially all of the utility plant of the Company is subject to the lien of its mortgage which also includes certain restrictions as to cash dividend payments and other distributions on common stock.

A local entity and its owner have filed a negligence claim against the Company, for which the Company is insured, with a claim for punitive damages which may not be insured. Their action alleges financial losses arising out of improper water pressure and service. Without taking a position on the negligence claim, the Company does not believe that the claim for punitive damages will prevail. The Company has been named along with an officer in litigation where the plaintiff asserts that the Company's officer, acting in the course of his employment, defamed the plaintiff. The Company believes that its liability insurance is sufficient to respond to the claim and notes that the carrier is providing a defense. That liability insurance would not provide coverage were it determined that the Company or its officer acted with knowledge that statements made about plaintiff were false. While the outcome of these cases is not presently determinable, management believes that the final resolution will not have a significant effect on the Company's financial position or results of operations or cash flows.

NOTE 6 - LINES OF CREDIT, NOTES PAYABLE AND RESTRICTED CASH

                                           (THOUSANDS OF DOLLARS)
                                      -------------------------------
                                          1994       1993       1992
---------------------------------------------------------------------
Established Lines of Credit           $  15,500  $  20,000  $  15,000
Amounts Outstanding at December 31           --      9,000      1,050
Maximum Amount Outstanding               11,000      9,000      6,000
Average Outstanding Balance               1,769      5,435        858
Weighted Average Interest Rate             3.4%       3.5%       4.4%

Short-term borrowings are generally below the prime rate with some requirements for compensating balances not exceeding 3% of the line.

Temporary cash investments of $0.3 million at the end of 1994 represented the balance of New Jersey Economic Development Authority (NJEDA) Bond Proceeds held in trust and its use is restricted to specific expenditures.

NOTE 7 - RELATED PARTY TRANSACTIONS

During 1994, 1993 and 1992, the Company had transactions with a construction company in which a Director has a financial interest. Major construction transactions were awarded on the basis of negotiated bids approved by the Board of Directors (with the interested Director abstaining) and amounted to $0.6 million, $0.6 million and $0.3 million for the years 1994, 1993 and 1992, respectively. These amounts included less than $0.1 million due the construction company at December 31, 1994, 1993 and 1992.

NOTE 8 - QUARTERLY OPERATING RESULTS - UNAUDITED

Quarterly operating results for 1994 and 1993 are as follows:

                         1ST QUARTER  2ND QUARTER  3RD QUARTER  4TH QUARTER    YEAR
                         ------------------------------------------------------------
1994                             (THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)
-------------------------------------------------------------------------------------
Operating Revenues         $   8,569    $   9,196   $   9,457   $   8,900   $  36,122
Operating Income               1,950        2,238       2,451       1,926       8,565
Net Income                     1,208        1,520       1,617       1,150       5,495
Earnings per Common
 Share                     $    0.29    $    0.37   $    0.39   $    0.28   $    1.33

1993
-------------------------------------------------------------------------------------
Operating Revenues         $   7,769    $   8,778   $  10,175   $   8,757   $  35,479
Operating Income               1,636        2,040       2,646       1,903       8,225
Net Income                     1,105        1,404       1,876       1,095       5,480
Earnings per Common
 Share                     $    0.27    $    0.34   $    0.46   $    0.26   $    1.33

The information above, in the opinion of the Company, includes all adjustments consisting only of normal recurring accruals necessary for a fair presentation of such amounts. The business of the Company is subject to seasonal fluctuation with the peak period usually occurring during the summer months.

NOTE 9 - CAPITALIZATION

All the transactions discussed in Note 9 related to the issuance or redemption of securities were approved by the BPU, except where noted.

--------------------------------------------------------------------------------
                                       19

Common Stock

The Company sold 300,000 shares of no par common stock in December 1992 at a price of $17.25 per share. The net proceeds of $4.9 million were used to reduce short-term bank borrowings.

In May 1993, the number of shares available for issue and sale under the Company's Dividend Reinvestment and Common Stock Purchase Plan (DRP) was increased by 500,000 to a total of 900,000 shares. The cumulative number of shares issued under the DRP at December 31, 1994 is 531,278.

During 1994, 1993 and 1992, 51,447 shares ($0.9 million), 88,416 shares ($1.6 million), and 88,409 shares ($1.3 million) of common stock were issued under DRP and the restricted stock plan, respectively.

In the event dividends on the preferred stock are in arrears, no dividends may be declared or paid on the common stock of the Company.

Long-term Debt

On March 1, 1993, the Company redeemed the $2.5 million, 10.50%, Series P First Mortgage Bonds, originally due March 1, 2003, and the redemption was funded by issuing Series P-1 First Mortgage Bonds due December 1, 1993.

On September 29, 1993, the Company issued $18.5 million of First Mortgage Bonds. Proceeds of the $12 million, designated as Series S, with a maturity date of October 1, 2022, and an interest rate of 5.20%, were used to redeem the Series O First Mortgage Bonds ($9.5 million) and the Series P-1 First Mortgage Bonds ($2.5 million). Proceeds of the $6.5 million, designated as Series T, with a maturity date of October 1, 2023, and an interest rate of 5.25% were used to fund certain capital projects, including portions of Section B of the South River Basin Transmission Main and the Park Avenue Well Field Treatment Facilities.

On February 1, 1994, the Company redeemed the $10 million, 8%, Series Q First Mortgage Bonds, originally due August 1, 2018. This redemption was funded by issuing $10 million, 5.25%, Series V First Mortgage Bonds due February 1, 2029.

Series O, P and Q were originally issued in cooperation with the NJEDA. The subsequent redemption of these bonds was also accomplished through the NJEDA.

The interest on the Series S, T and V is tax-exempt for Federal and New Jersey income tax purposes. However, the interest on Series T and V is subject to Alternative Minimum Tax.

On February 2, 1994, the Company issued $15 million of taxable First Mortgage Bonds designated as Series U with a maturity date of February 1, 2009 and a coupon rate of 6.40%. In anticipation of this bond issue, the Company redeemed Series J ($2.5 million), Series L ($2.0 million) and Series N ($1.5 million) on December 1, 1993; Series I ($4.8 million) on December 31, 1993; and Series K ($2.5 million) on February 1, 1994. The balance of the proceeds from Series U was used to reimburse the Company for previously incurred financing costs.

Preferred Stock

If four or more quarterly dividends are in arrears, the preferred shareholders, as a class, are entitled to elect two members to the Board of Directors in addition to Directors elected by holders of the common stock.

In 1992, the Company issued 17,000 shares of no par $7.00 Cumulative and Convertible preferred stock (convertible) for the acquisition of Tidewater. The conversion feature, which is effective five years from the date of issue, allows the security holders to exchange one convertible preferred share for six shares of the Company's common stock. In addition, the Company may redeem up to 10% of the outstanding convertible stock in any calendar year at a price equal to the fair market value of six shares of the Company's common stock for each share of convertible stock redeemed. As a result of the settlement of certain pre-acquisition tax liabilities, 2,099 shares were returned to and retired by the Company.

On February 1, 1994, the Company redeemed and retired all the outstanding preferred shares of the $6.00 Series (7,800 shares) and $8.25 Series (4,440 shares) at the stated redemption price of $101 per share, for $1.2 million.

Both the $4.75 Series and the $7.00 Series are redeemable at the option of the Company, and in November an offer to purchase the $7.00 Series at the stated redemption price of $100 per share was extended to all holders of this stock. The Company has redeemed and retired 245 shares of the $7.00 Series as of December 31, 1994. Since there is no premium associated with the redemption, approval from the BPU was not required.

________________________________________________________________________________

Independent Auditors' Report

MIDDLESEX WATER COMPANY:

                                                                        [ LOGO ]

We have audited the accompanying consolidated balance sheets and consolidated statements of capital stock and long-term debt of Middlesex Water Company and its subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of income, retained earnings and of cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Middlesex Water Company and its subsidiaries at December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Parsippany, New Jersey
February 13, 1995

--------------------------------------------------------------------------------
                                       20

CONSOLIDATED SELECTED FINANCIAL DATA
(Thousands of Dollars Except per Share Data)

                                        1994          1993        1992 (1)      1991          1990        1989        1984
-------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES                  $   36,122    $   35,479    $   30,861  $   29,853      $ 26,417    $   23,499    $   19,100
------------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
  Operations and Maintenance            16,798        16,584        14,681      13,454        13,185        11,544         8,487
  Depreciation                           2,650         2,376         1,961       1,834         1,592         1,398           945
  Taxes, other than Income Taxes         5,343         5,222         4,620       5,132         4,201         3,827         2,863
  Income Taxes                           2,766         3,072         2,351       2,377         1,426         1,415         1,927
------------------------------------------------------------------------------------------------------------------------------------
    TOTAL OPERATING EXPENSE             27,557        27,254        23,613      22,797        20,404        18,184        14,222
------------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                         8,565         8,225         7,248       7,056         6,013         5,315         4,878
OTHER INCOME/(EXPENSE) - NET               (26)          269           481         205           282           670           124
------------------------------------------------------------------------------------------------------------------------------------
  INCOME BEFORE
    INTEREST CHARGES                     8,539         8,494         7,729       7,261         6,295         5,985         5,002
------------------------------------------------------------------------------------------------------------------------------------
INTEREST CHARGES                         3,044         3,014         3,267       3,156         2,828         2,998         2,151
------------------------------------------------------------------------------------------------------------------------------------
    NET INCOME                           5,495         5,480         4,462       4,105         3,467         2,987         2,851
PREFERRED STOCK DIVIDEND REQUIREMENTS      188           256           186         161           166           171           194
------------------------------------------------------------------------------------------------------------------------------------
EARNINGS APPLICABLE TO COMMON
  STOCK                             $    5,307    $    5,224    $    4,276  $    3,944    $    3,301    $    2,816    $    2,657
------------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE OF COMMON STOCK  $     1.33    $     1.33    $     1.20  $     1.14    $     0.96    $     0.91    $     1.02
Average Number of Shares
  Outstading for the Year            4,003,393     3,924,363     3,568,499   3,477,406     3,439,042     3,089,968     2,609,012
Dividends Declared and Paid         $     1.053/4 $     1.011/4 $     0.97  $     0.941/2 $     0.921/2 $     0.893/4 $     0.711/4
Total Assets                        $  132,413    $  125,676    $  113,843  $  100,014    $   93,093    $   92,058    $   70,118
Redeemable Preferred Stock                  --    $    1,158    $    1,224  $    1,290    $    1,356    $    1,422    $    1,752
Long-term Debt                      $   49,500    $   37,000    $   42,550  $   45,350    $   39,350    $   39,350    $   30,610

STATISTICAL SUMMARY

                                                1994        1993      1992 (1)      1991        1990        1989        1984
-------------------------------------------------------------------------------------------------------------------------------
REVENUES (Thousands of Dollars):
-------------------------------------------------------------------------------------------------------------------------------
  Residential                                $   14,306  $   14,042  $   11,733  $   11,624  $   10,533  $    9,890  $    9,007
  Commercial                                      4,282       4,170       3,616       3,549       3,287       2,968       2,288
  Industrial                                      6,598       6,481       6,044       5,768       5,349       4,829       4,711
  Fire Protection                                 4,352       4,312       3,905       3,772       3,512       3,166       2,671
  Contract Sales                                  6,322       6,232       5,477       5,098       3,635       2,622         192
  Other                                             262         242          86          42         101          24         231
-------------------------------------------------------------------------------------------------------------------------------
    TOTAL REVENUES                           $   36,122  $   35,479  $   30,861  $   29,853  $   26,417  $   23,499  $   19,100

CAPITALIZATION RATIOS:
  Long-term Debt                                     51%         50%         49%         56%         53%         53%         54%
  Preferred Stock                                     3           4           5           3           4           4           5
  Common Stock Equity                                46          46          46          41          43          43          41
-------------------------------------------------------------------------------------------------------------------------------
    TOTAL RATIOS                                    100%        100%        100%        100%        100%        100%        100%

BOOK VALUE OF COMMON STOCK                   $    11.13  $    10.77  $    10.29  $     9.44  $     9.25  $     9.21  $     7.89
Meters in Service                                58,371      57,318      56,340      52,356      52,167      51,931      49,240
Population Served (Retail)                      233,000     229,000     225,000     209,000     209,000     208,000     197,000
Miles of Main (2)                                   663         661         655         654         647         644         622
Fire Hydrants (2)                                 4,092       4,072       4,046       4,024       4,011       3,986       3,744
Pumpage (million gallons)                        16,794      16,789      15,174      14,572      13,390      12,688       9,207
-------------------------------------------------------------------------------------------------------------------------------

(1) Includes Tidewater Utilities, Inc. as of October 20, 1992.
(2) Excludes Tidewater Utilities, Inc.

--------------------------------------------------------------------------------
                                       21