Form 10-K405, Exhibit 13
period 1995-12-31
MIDDLESEX WATER CO
filed 1996-03-28
CIK 66004

MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

The Company's expenditures on property, plant and equipment during 1995 totaled $9.0 million and consisted of the following: $2.3 million for the utility plant purchased by the Pinelands Companies; $3.8 million for routine capital additions, which include transmission and distribution mains, hydrants, service lines, meters, and general equipment; $0.6 million for the Route 1 main relocation; $0.3 million for the South Amboy Transmission Main; and $2.0 million for water systems development in Delaware. These expenditures were financed by some utilization of the December 31, 1994 cash balance, internally-generated funds from operations, the sale of common stock through the Dividend Reinvestment Plan and proceeds from the amortizing secured term note.

The Company has projected capital expenditures of $12.9 million, $17.6 million, and $16.0 million, for 1996, 1997, and 1998, respectively. For 1996, $5.0 million is for routine capital expenditures; $2.6 million for water systems additions and improvements in Delaware; $1.0 million for plant modifications and improvements; $3.5 million for treatment of well supplies; $0.2 million for the South River Basin regional supply; and $0.6 million for miscellaneous items. For 1997 and 1998 combined, $11.1 million is for routine capital expenditures; $21.1 million for treatment plant modifications and improvements; $0.5 million for the South River Basin regional supply; and $0.9 million for miscellaneous items.

Sources of Capital - To finance the 1996 Capital Program, the Company will utilize the balance available under the amortizing secured term note, internally-generated cash and cash balances on hand at December 31, 1995, and possibly short-term borrowings through available lines of credit. The 1997 and 1998 Capital Programs, although not firm at this time, will require some form of external financing.

RESULTS OF OPERATIONS
1995 COMPARED TO 1994

Operating revenues increased $1.7 million or 4.8% over the previous year. Of that amount, $0.5 million is due to the inclusion of the Pinelands Companies for almost nine months during 1995. The remainder is the result of increased consumption, which is due to Tidewater increasing their customer base by 13% and the extended dry weather pattern during the summer.

Operations and maintenance expenses increased by $0.8 million or 4.6% over 1994. Of this increase, $0.4 million relates to the inclusion of the Pinelands Companies. Additionally, there were increases in water treatment of $0.3 million; pumping expenses of $0.2 million; and transmission and distribution expenses of $0.2 million; which were offset by decreases in purchased water of $0.2 million; and administrative and general expenses of $0.1 million.

Depreciation increased $0.2 million or 6.2% due to a higher depreciation base and the inclusion of the newly acquired subsidiaries. Taxes, other than income taxes, increased $0.1 million or 2.5% due largely to higher revenue-related taxes. Federal income taxes increased $0.2 million due to higher taxable income.

Net income increased 3.8% reflecting overall higher revenues, continued monitoring of operating expenses, and a noted increase in Tidewater's customer base.

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,' which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The FASB also issued SFAS No. 123, 'Accounting for Stock-Based Compensation.' SFAS No. 123, establishes financial accounting and reporting standards for stock-based compensation plans. The Company is evaluating the requirements of SFAS No. 121 and No. 123, both of which must be adopted in fiscal year 1996 and currently believes that they will not have a material impact on its results of operations or cash flows.

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

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Depreciation increased $0.3 million or 11.5% due to a higher depreciation base and a higher depreciation rate of 2.17% granted as part of the 1993 rate increase. Taxes, other than income taxes, increased $0.1 million or 2.3% due largely to higher revenue-related taxes. Federal income taxes decreased $0.3 million due to lower taxable income. The other income decreased $0.3 million due to lower earnings on investments, less funds available for investments, and no Allowance for Funds Used During Construction (AFUDC). The decrease in preferred stock dividends reflects the redemption of the $8.25 and $6.00 Redeemable Series and partial redemption of the $7.00 Series.

Net income remained stable despite the less than 2% increase in revenues. This was accomplished by continued monitoring of operating expenses, lower taxes and interest charges, and higher earnings from Tidewater operations.

OUTLOOK FOR 1996

The Company expects modest gains in revenue with the continued growth opportunities in Delaware, the full effect of the service contract with South Amboy and anticipated rate relief for the Pinelands Companies by the fourth quarter. A projected favorable inflation rate, along with low interest rates, are just two of the tools that will assist management in our effort to monitor and control costs and finance future growth at a reasonable cost. The need for base rate case filings for Middlesex and Tidewater will be evaluated if there are deviations from projected growth and consumption levels. Constant monitoring will assure that timely rate relief will be sought.

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


J. RICHARD TOMPKINS      ERNEST C. GERE                     A. BRUCE O'CONNOR

J. Richard Tompkins      Ernest C. Gere                     A. Bruce O'Connor
Chairman of the Board    Senior Vice President & Chief      Vice President and
  and President            Financial Officer                  Controller

February 14, 1996

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

MIDDLESEX WATER COMPANY
CONSOLIDATED BALANCE SHEETS
Assets

                                                                                               DECEMBER 31,
                                                                                            1995              1994
----------------------------------------------------------------------------------------------------------------------
UTILITY PLANT         Water Production                                                  $ 27,598,613      $ 25,612,023
(NOTE 5):             Transmission and Distribution                                       97,359,802        93,334,300
                      General                                                             18,169,056        11,202,947
                      Construction Work in Progress                                        1,207,538           262,249
                      ------------------------------------------------------------------------------------------------
                        TOTAL                                                            144,335,009       130,411,519
                      Less Accumulated Depreciation                                       26,402,377        21,668,506
                      ------------------------------------------------------------------------------------------------
                        UTILITY PLANT - NET                                              117,932,632       108,743,013
                      ------------------------------------------------------------------------------------------------
                      NONUTILITY ASSETS - NET                                              1,735,048           400,209
----------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:       Cash and Cash Equivalents                                            4,900,640         3,854,186
                      Marketable Securities                                                    1,548           933,298
                      Temporary Cash Investments - Restricted                                 77,190           289,552
                      Accounts Receivable                                                  4,224,653         4,236,800
                      Unbilled Revenues                                                    2,170,143         2,143,795
                      Materials and Supplies (at average cost)                             1,030,801           991,116
                      Prepayments                                                            584,124           503,808
                      ------------------------------------------------------------------------------------------------
                        TOTAL CURRENT ASSETS                                              12,989,099        12,952,555
                      ------------------------------------------------------------------------------------------------
DEFERRED              Unamortized Debt Expense                                             2,969,281         3,082,420
CHARGES:              Preliminary Survey and Investigation Charges                           833,869           653,328
                      Regulatory Assets:
                       Income Taxes (Note 3)                                               6,052,524         4,950,522
                       Postretirement Costs (Note 4)                                       1,108,009           868,008
                      Other (Note 2)                                                       1,201,745           762,703
                      ------------------------------------------------------------------------------------------------
                        TOTAL DEFERRED CHARGES                                            12,165,428        10,316,981
                      ------------------------------------------------------------------------------------------------
                        TOTAL                                                           $144,822,207      $132,412,758
                      ------------------------------------------------------------------------------------------------

                 See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Capitalization and Liabilities

                                                                                                       DECEMBER 31,
                                                                                                  1995              1994
---------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION               Common Stock                                                      $ 28,820,844    $ 27,151,673
(SEE ACCOMPANYING            Retained Earnings                                                   18,822,817      17,699,422
STATEMENTS AND               ----------------------------------------------------------------------------------------------
NOTE 9):                       TOTAL COMMON EQUITY                                               47,643,661      44,851,095
                             ----------------------------------------------------------------------------------------------
                             Cumulative Preferred Stock                                           2,666,305       2,790,105
                             Long-term Debt                                                      52,960,000      49,500,000
                             ----------------------------------------------------------------------------------------------
                             TOTAL CAPITALIZATION                                               103,269,966      97,141,200
---------------------------------------------------------------------------------------------------------------------------
CURRENT                      Accounts Payable                                                     1,521,515       1,616,945
LIABILITIES:                 Current Portion of Long-term Debt                                      240,000              --
                             Customer Deposits                                                      348,631         308,174
                             Taxes Accrued                                                        4,321,919       4,444,372
                             Interest Accrued                                                     1,216,851       1,134,223
                             Other                                                                1,161,630         877,283
                             ----------------------------------------------------------------------------------------------
                               TOTAL CURRENT LIABILITIES                                          8,810,546       8,380,997
---------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 5)

---------------------------------------------------------------------------------------------------------------------------
DEFERRED                     Customer Advances for Construction                                   9,207,565       9,199,363
CREDITS:                     Accumulated Deferred Investment Tax Credits (Note 3)                 2,380,416       2,452,096
                             Accumulated Deferred Federal Income Taxes (Note 3)                  11,147,627       9,767,241
                             Other                                                                1,985,654       1,312,961
                             ----------------------------------------------------------------------------------------------
                               TOTAL DEFERRED CREDITS                                            24,721,262      22,731,661
                             ----------------------------------------------------------------------------------------------
                             CONTRIBUTIONS IN AID OF CONSTRUCTION                                 8,020,433       4,158,900
                             ----------------------------------------------------------------------------------------------
                               TOTAL                                                           $144,822,207    $132,412,758
                             ----------------------------------------------------------------------------------------------

                 See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

MIDDLESEX WATER COMPANY
CONSOLIDATED STATEMENTS OF INCOME

                                                                       YEARS ENDED DECEMBER 31,
                                                             1995             1994               1993
------------------------------------------------------------------------------------------------------------
OPERATING REVENUES (NOTE 2)                              $37,846,899       $36,122,475       $35,478,810
------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
  Operations:
     Water Purchased (Note 5)                              2,656,423         2,769,265         2,749,514
     Other                                                13,323,581        12,567,008        12,441,830
  Maintenance                                              1,686,051         1,549,970         1,460,476
  Depreciation                                             2,813,927         2,649,657         2,375,910
  Taxes, other than Income Taxes                           5,479,299         5,343,563         5,222,320
  Federal Income Taxes (Note 3)                            2,975,227         2,766,361         3,072,303
------------------------------------------------------------------------------------------------------------
          TOTAL OPERATING EXPENSES                        28,934,508        27,645,824        27,322,353
------------------------------------------------------------------------------------------------------------
               OPERATING INCOME                            8,912,391         8,476,651         8,156,457
------------------------------------------------------------------------------------------------------------
OTHER INCOME/(EXPENSE):
  Allowance for Funds Used During
     Construction - Equity                                    21,654                --           166,724
  Other - Net                                               (115,539)           62,418           170,922
------------------------------------------------------------------------------------------------------------
          TOTAL OTHER INCOME/(EXPENSE)                       (93,885)           62,418           337,646
------------------------------------------------------------------------------------------------------------
               INCOME BEFORE INTEREST CHARGES              8,818,506         8,539,069         8,494,103
------------------------------------------------------------------------------------------------------------
INTEREST CHARGES:
  Interest on Long-term Debt                               2,922,008         2,882,731         2,772,227
  Allowance for Funds Used During
     Construction - Debt                                      (5,606)               --          (108,398)
  Amortization of Debt Expense                               121,138           118,657           144,043
  Other Interest Expense                                      77,222            42,309           206,605
------------------------------------------------------------------------------------------------------------
          TOTAL INTEREST CHARGES                           3,114,762         3,043,697         3,014,477
------------------------------------------------------------------------------------------------------------
               NET INCOME                                  5,703,744         5,495,372         5,479,626
------------------------------------------------------------------------------------------------------------
PREFERRED STOCK DIVIDEND REQUIREMENTS                        158,932           188,357           255,722
------------------------------------------------------------------------------------------------------------
EARNINGS APPLICABLE TO COMMON STOCK                       $5,544,812       $ 5,307,015       $ 5,223,904
------------------------------------------------------------------------------------------------------------
EARNINGS AND DIVIDENDS PER SHARE OF COMMON STOCK:
------------------------------------------------------------------------------------------------------------
  Earnings                                                $     1.36       $      1.33       $      1.33
  Dividends Paid                                          $     1.08 1/2   $      1.05 3/4   $      1.01 1/4
  Average Number of Shares Outstanding                     4,078,890         4,003,393         3,924,363
------------------------------------------------------------------------------------------------------------

                See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
MIDDLESEX WATER COMPANY
CONSOLIDATED STATEMENTS OF CAPITAL STOCK
AND LONG-TERM DEBT

                                                                                      DECEMBER 31,
                                                                                  1995            1994
----------------------------------------------------------------------------------------------------------
Common Stock, No Par Value (Notes 4 and 9)
  Shares Authorized - 6,000,000
  Shares Outstanding - 1995 - 4,136,972                                        $29,110,095
                       1994 - 4,030,834                                                        $27,412,913
  Restricted Stock Plan                                                           (289,251)       (261,240)
----------------------------------------------------------------------------------------------------------
       TOTAL COMMON STOCK                                                      $28,820,844     $27,151,673
----------------------------------------------------------------------------------------------------------
Cumulative Preference Stock, No Par Value
  Shares Authorized - 100,000
  Shares Outstanding - None
Cumulative Preferred Stock, No Par Value (Note 9)
  Shares Authorized - 69,418
  Convertible:
     Shares Outstanding, $7.00 Series -       14,901                           $ 1,564,605     $ 1,564,605
  Nonredeemable:
     Shares Outstanding, $7.00 Series - 1995 - 1,017                               101,700
                                        1994 - 2,255                                               225,500
     Shares Outstanding, $4.75 Series -       10,000                             1,000,000       1,000,000
----------------------------------------------------------------------------------------------------------
       TOTAL CUMULATIVE PREFERRED STOCK                                        $ 2,666,305     $ 2,790,105
----------------------------------------------------------------------------------------------------------
Long-term Debt (Note 9):
  8.02%, Amortizing Secured Note, due December 20, 2021                        $ 2,500,000     $        --
  7.00%, Promissory Notes due April 21, 2000                                     1,200,000              --
  First Mortgage Bonds:
     7.25%, Series R, due July 1, 2021                                           6,000,000       6,000,000
     5.20%, Series S, due October 1, 2022                                       12,000,000      12,000,000
     5.25%, Series T, due October 1, 2023                                        6,500,000       6,500,000
     6.40%, Series U, due February 1, 2009                                      15,000,000      15,000,000
     5.25%, Series V, due February 1, 2029                                      10,000,000      10,000,000
----------------------------------------------------------------------------------------------------------
       SUBTOTAL LONG-TERM DEBT                                                 $53,200,000     $49,500,000
----------------------------------------------------------------------------------------------------------
          Less: Current Portion of Long-term Debt                                 (240,000)             --
----------------------------------------------------------------------------------------------------------
               TOTAL LONG-TERM DEBT                                            $52,960,000     $49,500,000
----------------------------------------------------------------------------------------------------------

                See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
MIDDLESEX WATER COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              YEARS ENDED DECEMBER 31,
                                                                                        1995            1994            1993
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME                                                                          $ 5,703,744     $  5,495,372     $  5,479,626
Adjustments to Reconcile Net Income to
  Net Cash Provided by Operating Activities:
     Depreciation and Amortization                                                    2,925,928        2,961,727        2,789,869
     Provision for Deferred Income Taxes                                                278,384          639,381            5,882
     Allowance for Funds Used During Construction                                       (27,260)              --         (275,122)
  Changes in Current Assets and Liabilities:
     Accounts Receivable                                                                 12,147         (694,293)        (691,296)
     Materials and Supplies                                                             (36,907)         (24,109)         (49,290)
     Accounts Payable                                                                   (95,430)         144,923         (609,161)
     Accrued Income Taxes                                                              (122,453)          77,450          610,448
     Accrued Interest                                                                    82,628          191,728         (190,808)
     Unbilled Revenues                                                                  (26,348)         102,820         (254,393)
     Other - Net                                                                        227,334          (53,483)         209,890
---------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                             8,921,767        8,841,516        7,025,645
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Utility Plant Expenditures*                                                        (8,990,408)      (5,979,113)      (6,910,274)
  Notes Receivable                                                                   (1,250,000)              --               --
  Preliminary Survey & Investigation Charges                                           (180,541)          11,819         (103,664)
  Marketable Securities                                                                 931,750         (933,298)              --
  Other - Net                                                                           (93,919)        (345,778)        (374,369)
---------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                                (9,583,118)      (7,246,370)      (7,388,307)
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Redemption of Long-term Debt                                                               --      (12,500,000)     (24,050,000)
  Proceeds from Issuance of Long-term Debt                                            3,700,000       25,000,000       18,500,000
  Temporary Cash Investments - Restricted                                               212,362        2,633,653          896,173
  Proceeds from Issuance of Common Stock - Net                                        1,669,171          928,459        1,579,332
  Deferred Debt Issuance Expenses                                                       (53,719)      (1,167,605)      (1,009,839)
  Payment of Preferred Dividends                                                       (158,497)        (180,006)        (287,461)
  Payment of Common Dividends                                                        (4,421,852)      (4,231,410)      (3,971,830)
  Construction Advances and Contributions - Net                                         884,140          878,204        1,205,394
  Redemption of Preferred Stock                                                        (123,800)      (1,248,500)         (66,000)
  Short-term Bank Borrowings (Repayments)                                                    --       (9,000,000)       7,950,000
---------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                             1,707,805        1,112,795          745,769
---------------------------------------------------------------------------------------------------------------------------------
NET CHANGES IN CASH AND CASH EQUIVALENTS                                              1,046,454        2,707,941          383,107
---------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                        3,854,186        1,146,245          763,138
---------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                            $ 4,900,640     $  3,854,186     $  1,146,245
---------------------------------------------------------------------------------------------------------------------------------
*Excludes Allowance for Funds Used During Construction.
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
  Cash Paid During the Year for:
     Interest (net of amounts capitalized)                                          $ 2,877,483     $  2,722,327     $   2,874,586
     Income Taxes                                                                   $ 3,078,000     $  2,453,936     $   3,028,767
----------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

MIDDLESEX WATER COMPANY
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS


                                                                                        YEARS ENDED DECEMBER 31,
                                                                                 1995            1994            1993
------------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR                                                  $17,699,422     $16,615,466     $15,426,065
NET INCOME                                                                      5,703,744       5,495,372       5,479,626
-------------------------------------------------------------------------------------------------------------------------
     TOTAL                                                                     23,403,166      22,110,838      20,905,691
CASH DIVIDENDS:
  Cumulative Preferred Stock                                                      158,497         180,006         287,461
  Common Stock                                                                  4,421,852       4,231,410       3,971,830
COMMON STOCK EXPENSES                                                                  --              --          30,934
-------------------------------------------------------------------------------------------------------------------------
     TOTAL DEDUCTIONS                                                           4,580,349       4,411,416       4,290,225
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                                        $18,822,817     $17,699,422     $16,615,466
-------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.
________________________________________________________________________________

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization - Middlesex Water Company (Middlesex or the Company) is the parent company and sole shareholder of Tidewater Utilities, Inc. (Tidewater), Pinelands Water Company, Pinelands Wastewater Company, and Utility Service Affiliates, Inc., (USA). White Marsh Environmental Systems, Inc., is a wholly-owned subsidiary of Tidewater. The financial statements for Middlesex and its wholly-owned subsidiaries (Consolidated Group) are reported on a consolidated basis. All intercompany accounts and transactions have been eliminated.

(b) System of Accounts - Middlesex, Pinelands Water and Pinelands Wastewater maintain their accounts in accordance with the Uniform System of Accounts prescribed by the Board of Public Utilities of the State of New Jersey (BPU). Tidewater maintains its accounts in accordance with the Public Service Commission of Delaware (PSC).

(c) Utility Plant - Utility Plant is stated at original cost as defined for regulatory purposes. Property accounts are charged with the cost of betterments and major replacements of property. Cost includes direct material, labor and indirect charges for pension benefits and payroll taxes. Middlesex and Tidewater capitalize an Allowance for Funds Used During Construction on individual projects with costs exceeding specific thresholds for each company. Depreciation is computed by each regulated member of the Consolidated Group utilizing a rate approved by the applicable regulatory authority. The Accumulated Provision for Depreciation is charged with the cost of property retired, together with removal costs, less salvage. The cost of labor, materials, supervision and other expenses incurred in making repairs and minor replacements and in maintaining the properties is charged to the appropriate expense accounts.

(d) Marketable Securities - Short-term investments in U.S. Treasury Bills not otherwise reported as cash equivalents are recorded at cost, which approximates market value.

(e) Accounts Receivable - Provision for allowance for doubtful accounts at December 31, 1995, 1994 and 1993, and the corresponding expense and deduction for those years, is each less than $0.1 million.

(f) Revenues - In general, revenues are recorded as service is rendered and include estimates for amounts unbilled at the end of the period for water used subsequent to the last billing cycle. Service charges are billed in advance by two subsidiaries and are recognized in revenue as the service is provided.

(g) Deferred Charges - Unamortized Debt Expense is amortized over the lives of the related issues. As authorized by the BPU, main cleaning and lining costs are being amortized over a 14-year period; depreciation study, the alternate treatment pilot study and acquisition costs over 36 months; and rate case expenses over 18 months.

(h) Income Taxes - Middlesex files a consolidated Federal income tax return for the Consolidated Group and income taxes are allocated based on the separate return method. Investment tax credits have been deferred and are being amortized over the estimated useful life of the related property.

(i) Statements of Cash Flows - For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents. Cash and cash equivalents represent bank balances, commercial

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

paper, money market funds, and U.S. Treasury Bills maturing in less than 90 days.

(j) Use of Estimates - Conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

(k) The FASB issued SFAS No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,' which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The FASB also issued SFAS No. 123, 'Accounting for Stock-Based Compensation.' SFAS No. 123 establishes financial accounting and reporting standards for stock-based compensation plans. The Company is evaluating the requirements of SFAS No. 121 and No. 123, both of which must be adopted in fiscal year 1996 and currently believes that they will not have a material impact on its results of operations or cash flows.

(l) Certain prior year amounts have been reclassified to conform to the current year reporting.

NOTE 2 - RATES AND REVENUES

On April 30, 1993, the BPU approved a stipulation agreed to by the parties to Middlesex's rate case which was filed in September 1992. The stipulation allowed for an overall rate increase of 9.33% or $2.8 million, which was implemented on May 1, 1993, based upon several elements, including an 11.5% return on equity, an increased depreciation rate of 2.17% and the addition of two significant construction projects to Utility Plant in the amount of $13.4 million.

On April 21, 1995, the BPU approved the $2.3 million asset purchase of a 2,200 customer water utility and a 2,200 customer wastewater utility by Pinelands Water Company and Pinelands Wastewater Company, respectively. The transaction was financed by a combination of cash on hand and promissory notes (see Note 9). These systems, which are located in Burlington County, New Jersey, will not have any material impact on the Company's revenues and will require substantial rate increases to attain profitability. Applications for rate relief, which will include the recovery of an acquisition adjustment, are expected to be filed during the first quarter of 1996.

On July 13, 1995, Middlesex received approval from the BPU for a Purchased Water Adjustment Clause (PWAC) rate decrease pertaining to $0.1 million of lower costs. A PWAC is a regulatory vehicle that allows New Jersey water utilities to pass along to, or credit, customers' changes in the cost of purchasing water, without the need for filing a full base rate case. A PWAC was first implemented by Middlesex in July 1994, which allowed for the recovery of $0.1 million of increased costs. The Company expects to file a petition with the BPU during the first quarter of 1996 seeking to change the PWAC for anticipated changes in purchased water costs.

Included in Deferred Charges-Other is $0.1 million of deferred costs at December 31, 1995, which Middlesex is recovering through rates over periods ranging from 3 to 14 years. The BPU has excluded these costs from rate base and, therefore, Middlesex is not earning a return on these costs during the recovery period.

NOTE 3 - INCOME TAXES

Federal income tax expense differs from the amount computed by applying the statutory rate on book income subject to tax for the following reasons:

                                     YEARS ENDED DECEMBER 31,
                                      (THOUSANDS OF DOLLARS)
                                      1995       1994       1993
-----------------------------------------------------------------
Income Tax at Statutory Rate of
  34%                             $   2,951  $   2,809  $   2,908
Tax Effect of:
  Allowance for Funds Used
    During Construction                  (9)        --        (94)
  Other                                  33        (43)       258
-----------------------------------------------------------------
Total Federal Income Tax Expense  $   2,975  $   2,766  $   3,072
-----------------------------------------------------------------
Federal income tax expense is comprised of the following:
Current                           $   2,726  $   2,219  $   3,124
Deferred:
  Customer Advances                    (265)      (123)      (217)
  Accelerated Depreciation              637        617        730
  Revenue Taxes                          (6)      (403)      (400)
  Bond Redemptions                      (16)       477         --
  Investment Tax Credit                 (72)       (72)       (69)
  Other                                 (29)        51        (96)
-----------------------------------------------------------------
Total Federal Income Tax Expense  $   2,975  $   2,766  $   3,072
-----------------------------------------------------------------

The statutory review period for income tax returns for the years prior to 1992 have been closed.

The Company adopted SFAS No. 109, 'Accounting for Income Taxes', effective January 1, 1993. Adoption of this statement requires that deferred income taxes be set up for all temporary differences regardless of the regulatory ratemaking treatment. However, if it is probable that these additional taxes will be passed on to ratepayers, an offsetting regulatory asset or liability is to be recorded by the Company. Management believes that it is probable that the consolidated deferred income tax liability of approximately $6.1 million, resulting from the adoption of SFAS No. 109, will be recovered in future rates and, therefore, a regulatory asset has been set up to offset the increased liability. The adoption of SFAS No. 109 did not have an effect on the Consolidated Statements of Income.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes. The components of the net deferred tax liability are as follows:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  YEARS ENDED DECEMBER 31,
                                  (THOUSANDS OF DOLLARS)
                                    1995             1994
-------------------------------------------------------------
Utility Plant Related           $  15,180        $  13,613
Customer Advances                  (3,856)          (3,740)
Other                                (176)            (106)
-------------------------------------------------------------
Total Deferred Tax
  Liability                     $  11,148        $   9,767
-------------------------------------------------------------

NOTE 4 - EMPLOYEE BENEFIT PLANS

The Company has a noncontributory defined benefit pension plan which covers substantially all employees with more than 1,000 hours of service. The Company makes annual contributions to the plan consistent with the funding requirements of Federal laws and regulations.

Pension expense for 1995, 1994 and 1993 was $372,000, $218,000, and $240,000,
respectively.

Plan assets consist primarily of corporate equities, cash equivalents, and stock and bond funds. The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheets.


                                    YEARS ENDED DECEMBER 31,
                                     (THOUSANDS OF DOLLARS)
                                      1995            1994

---------------------------------------------------------------
Actuarial present value of plan benefits:
  Vested benefits                  $   (8,172)     $   (7,021)
  Nonvested benefits                      (31)            (43)
  Impact of estimated future
    compensation charges               (2,964)         (2,479)
---------------------------------------------------------------
Projected plan benefits               (11,167)         (9,543)
Plan assets at fair value              11,705           9,443
---------------------------------------------------------------
Plan assets in excess of
  projected plan benefits                 538            (100)
Unrecognized net obligation                86             100
Unrecognized net gain                    (701)            (77)
---------------------------------------------------------------
Accrued pension cost recognized
  in the balance sheet             $      (77)     $      (77)
---------------------------------------------------------------
Net pension cost includes the following components:
  Service cost benefits earned
    during the period              $      344      $      309
  Interest cost on projected
    benefit obligation                    763             698
  Return on plan assets                  (749)           (788)
  Net amortization and deferral            14              (1)
---------------------------------------------------------------
Net pension cost                   $      372      $      218
---------------------------------------------------------------

The assumptions used in determining the actuarial present value of the projected obligation at December 31, 1995, and December 31, 1994, were discount rates of 7.25% and 8.0% and compensation increases of 4.75% and 5.5%, respectively. The expected long-term rate of return on plan assets used in determining net periodic cost was 8.0%.

Effective January 1, 1993, the Company adopted SFAS No. 106, 'Employers' Accounting for Postretirement Benefits Other Than Pensions.' SFAS No. 106 requires employers to accrue the estimated cost of retiree benefit payments during the years the employee provides services.

The Company previously expensed the cost of these benefits, which are principally health care, as premiums were incurred. SFAS No. 106 allows recognition of the cumulative effect of the liability in the year of the adoption or the amortization of the obligation over a period of up to 20 years. Middlesex elected to recognize this obligation of $4.7 million over a period of 20 years.

Middlesex provides certain health care and life insurance benefits for substantially all of its retired employees. In 1995, 1994 and 1993, the Company recognized $185,000, $176,000, and $168,000, respectively, as an expense for postretirement health care and life insurance benefits. The plan's funded status is as follows:


                                     YEARS ENDED DECEMBER 31,
                                     (THOUSANDS OF DOLLARS)
                                     1995             1994
-------------------------------------------------------------
Retirees                            $ 1,623        $ 1,461
Fully eligible plan
  participants                          776            582
Other active plan participants          758            815
-------------------------------------------------------------
Accumulated postretirement
  benefit obligation                  3,157          2,858
-------------------------------------------------------------
Plan assets at fair value                --             --
Unrecognized net gain                 1,948          2,242
Unrecognized prior service cost          --             --
Unrecognized transition
  obligation                         (3,997)        (4,232)
-------------------------------------------------------------
Accrued postretirement benefit
  obligation                        $ 1,108        $   868
-------------------------------------------------------------


Net postretirement benefit cost consisted of the following components:


                                     YEARS ENDED DECEMBER 31,
                                     (THOUSANDS OF DOLLARS)
                                     1995            1994
--------------------------------------------------------------
Service cost - benefits earned
  during the year                    $  83          $   87
Interest cost on accumulated
  postretirement benefit
  obligation                           212             218
Amortization of net gain              (105)           (104)
Amortization of transition
  obligation                           235             235
Regulatory deferral                   (240)           (260)
--------------------------------------------------------------
Net postretirement benefit cost      $ 185          $  176
--------------------------------------------------------------

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for 1995 was 8% decreasing linearly each successive year until it reaches 5% in 1998, after which it remains constant. A one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation by 15% and the 1995 net postretirement benefit cost by approximately 11%. The assumed discount rate used in determining the accumulated postretirement benefit

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

obligation in 1995 and 1994 was 7.25% and 8%, respectively.

Middlesex sought rate relief for the increased costs in the 1993 stipulated rate case. The stipulation, approved by the BPU, provided that the costs 'will continue to be included in Petitioner's cost of service for ratemaking purposes and recoverable in rates on a pay-as-you-go basis; and the costs prudently incurred and booked in accordance with SFAS No. 106 will be recoverable in future rates; and Middlesex will account for the difference between the accrued costs as determined under SFAS No. 106 and the level of pay-as-you-go costs built into rates as a regulatory asset pursuant to SFAS No. 71, 'Accounting for the Effects of Certain Types of Regulation.' SFAS No. 71 allows regulated entities to defer costs that are normally expensed, where it is probable by the actions of the regulator, that recovery in future rates is allowable. The regulatory asset at December 31, 1995 and 1994 was $1.1 million and $0.9 million, respectively.'

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

The Company maintains a restricted stock plan, under which 38,900 shares of the Company's common stock are held in escrow by the Company for key employees. Such stock is subject to an agreement requiring forfeiture by the employee in the event of termination of employment within five years of the grant other than as a result of retirement, death or disability.

The maximum number of shares authorized for grant under this plan is 60,000 shares. Compensation expense is determined by the market value of the stock on the date of the award and is being amortized over a five-year period. The expenses for 1995, 1994 and 1993 were not considered material.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

Service Agreement - On May 19, 1995, Middlesex and USA jointly entered into a five-year contract with the City of South Amboy to operate and maintain the City's 2,600 customer water system. The Contract, which is subject to renewal for three future five-year periods, is expected to produce approximately $1.5 million in revenues for the first five years with only a minimal impact on earnings.

Water Supply - Middlesex has an agreement with the Elizabethtown Water Company for the purchase of treated water. This agreement, which expires December 31, 2005, provides for the minimum purchase of 3 million gallons daily (mgd) of treated water with provisions for additional purchases. The minimum purchased under the contract for 1994 and 1993 was 2 mgd. The 1995, 1994 and 1993 costs under this agreement were $0.9 million, $1.0 million and $0.9 million, respectively.

Middlesex also has an agreement with the New Jersey Water Supply Authority (NJWSA), which expires November 1, 2013, and provides for the minimum purchase of 20 mgd of untreated water from the Delaware and Raritan Canal. In addition, the Company has a supplemental one-year agreement for an additional 5 mgd renewed through April 30, 1996. This agreement is renewable on an annual basis. The total costs for 1995, 1994 and 1993 were $1.7 million, $1.8 million and $1.9 million, respectively.

Construction - The Company plans to spend approximately $12.9 million in 1996 on its construction program. Substantially all of the utility plant of the Company is subject to the lien of its mortgage which also includes certain restrictions as to cash dividend payments and other distributions on common stock.

Litigation - A local entity and its owner have filed a negligence claim against the Company, for which the Company is insured, with a claim for punitive damages which may not be insured. Their action alleges financial losses arising out of improper water pressure and service. An amendment to the claim alleges damages resulting from some poor quality water. Other parties who dealt with the claimants have joined the matter. Without taking a position on the negligence claim, the Company does not believe that the claim for punitive damages will prevail. While the outcome of this case is not presently determinable, management believes that the final resolution will not have a significant effect on the Company's financial position or results of operations or cash flows.

NOTE 6 - LINES OF CREDIT AND NOTES PAYABLE



                                    (THOUSANDS OF DOLLARS)
                                  1995       1994       1993
---------------------------------------------------------------
Established Lines of Credit      $20,000    $15,500    $20,000
Amounts Outstanding at
  December 31                         --         --      9,000
Maximum Amount Outstanding            --     11,000      9,000
Average Outstanding Balance           --      1,769      5,435
Weighted Average Interest Rate        --        3.4%       3.5%

Short-term borrowings are generally below the prime rate with no requirements for compensating balances.

Temporary cash investments of $0.1 million at the end of 1995 represented the balance of New Jersey Economic Development Authority (NJEDA) Bond Proceeds held in trust and its use is restricted to specific expenditures.

As part of the service agreement with the City of South Amboy, on June 1, 1995, USA made an investment in the form of a loan of $1.25 million, which is included in nonutility assets on the Consolidated Balance Sheet. Principal repayment and the interest rate are based upon renewal provisions of the contract.

NOTE 7 - RELATED PARTY TRANSACTIONS

During 1995, 1994 and 1993, the Company had transactions with a construction company in which a Director has a financial interest. Major construction transactions were awarded on the basis of negotiated bids approved by the Board of Directors (with the interested Director abstaining) and amounted to $0.9

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

million, $0.6 million and $0.6 million for the years 1995, 1994 and 1993, respectively. These amounts included less than $0.1 million due the construction company at December 31, 1995, 1994 and 1993.

NOTE 8 - QUARTERLY OPERATING RESULTS - UNAUDITED

Quarterly operating results for 1995 and 1994 are as follows:


                    1ST QUARTER  2ND QUARTER  3RD QUARTER  4TH QUARTER      YEAR
1995                   (THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)

----------------------------------------------------------------------------------
Operating Revenues           $ 8,740    $ 9,608    $10,447    $ 9,052      $37,847
Operating Income               1,970      2,285      2,788      1,869        8,912
Net Income                     1,213      1,507      1,922      1,062        5,704
Earnings per Common
 Share                       $  0.29    $  0.36    $  0.46    $  0.25      $  1.36
1994
----------------------------------------------------------------------------------
Operating Revenues           $ 8,569    $ 9,196    $ 9,457    $ 8,900      $36,122
Operating Income               1,933      2,214      2,426      1,904        8,477
Net Income                     1,208      1,520      1,617      1,150        5,495
Earnings per Common
 Share                       $  0.29    $  0.37    $  0.39    $  0.28      $  1.33

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

Common Stock

In May 1993, the number of shares available for issue and sale under the Company's Dividend Reinvestment and Common Stock Purchase Plan (DRP) was increased by 500,000 to a total of 900,000 shares. The cumulative number of shares issued under the DRP at December 31, 1995 is 629,466.

During 1995, 1994 and 1993, 106,138 shares ($1.7 million), 51,447 shares ($0.9 million), and 88,416 shares ($1.6 million) of common stock were issued under DRP and the restricted stock plan, respectively.

In the event dividends on the preferred stock are in arrears, no dividends may be declared or paid on the common stock of the Company. At December 31, 1995, no restrictions were placed on common dividends.

Preferred Stock

If four or more quarterly dividends are in arrears, the preferred shareholders, as a class, are entitled to elect two members to the Board of Directors in addition to Directors elected by holders of the common stock. At December 31, 1995, no dividends were in arrears.

The conversion feature of the no par $7.00 Cumulative and Convertible Preferred Stock, which is effective in 1997, allows the security holders to exchange one convertible preferred share for six shares of the Company's common stock. In addition, the Company may redeem up to 10% of the outstanding convertible stock in any calendar year at a price equal to the fair market value of six shares of the Company's common stock for each share of convertible stock redeemed.

On February 1, 1994, the Company redeemed and retired all the outstanding preferred shares of the $6.00 Series (7,800 shares) and $8.25 Series (4,440 shares) at the stated redemption price of $101 per share, for $1.2 million.

Both the $4.75 Series and the $7.00 Series are redeemable at the option of the Company and in November 1994 an offer to purchase the $7.00 Series at the stated redemption price of $100 per share was extended to all holders of this stock. The Company has purchased and retired 1,483 shares of the $7.00 Series as of December 31, 1995. Since there is no premium associated with the redemption, approval from the BPU was not required.

Long-term Debt

On March 1, 1993, the Company redeemed the $2.5 million, 10.50%, Series P, First Mortgage Bonds, originally due March 1, 2003, and the redemption was funded by issuing Series P-1, First Mortgage Bonds, due December 1, 1993.

On September 29, 1993, the Company issued $18.5 million of First Mortgage Bonds. Proceeds of the $12 million, designated as Series S, with a maturity date of October 1, 2022, and an interest rate of 5.20%, were used to redeem the Series O, First Mortgage Bonds ($9.5 million) and the Series P-1, First Mortgage Bonds ($2.5 million). Proceeds of the $6.5 million, designated as Series T, with a maturity date of October 1, 2023, and an interest rate of 5.25%, were used to fund certain capital projects, including portions of Section B of the South River Basin Transmission Main and the Park Avenue Well Field Treatment Facilities.

On February 1, 1994, the Company redeemed the $10 million, 8%, Series Q, First Mortgage Bonds, originally due August 1, 2018. This redemption was funded by issuing $10 million, 5.25%, Series V, First Mortgage Bonds, due February 1, 2029.

Series O, P and Q were originally issued in cooperation with the NJEDA. The subsequent redemption of these bonds was also accomplished through the NJEDA.

The interest on the Series S, T and V is tax-exempt for Federal and New Jersey income tax purposes. However, the interest on Series T and V is subject to Alternative Minimum Tax.

On February 2, 1994, the Company issued $15 million of taxable First Mortgage Bonds, designated as Series U, with a maturity date of February 1, 2009, and a coupon rate of 6.40%. In anticipation of this bond issue, the Company redeemed Series J ($2.5 million), Series L ($2.0 million) and Series N ($1.5 million) on December 1, 1993; Series I ($4.8 million) on December 31, 1993; and Series K ($2.5 million) on February 1, 1994. The balance of the proceeds from Series U was used to reimburse the Company for previously incurred financing costs.

On September 13, 1995, Tidewater received approval from the Delaware PSC to borrow up to $3.5 million

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

through an amortizing secured term bank loan. The terms of the loan agreement provide for a maximum term of twenty five years from the initial advance with the interest rate fixed on the date of any advance by the bank. Tidewater has until December 31, 1996, to draw down the full proceeds of the available loan amount. On October 27, 1995, Tidewater received $2.5 million at a rate of 8.02%. The proceeds of the loan were used to fund 1995 capital expenditures with the balance available to fund 1996 capital expenditures.

As part of the asset purchase by the Pinelands Companies, promissory notes of $1.2 million were issued. The terms of the notes call for a 7% rate of interest payable in annual installments, along with 20% of the original note principal. The final installment is due on April 21, 2000.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments for which it is practicable to estimate that value. The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, marketable securities, and trade receivable and payables approximate their respective fair values due to the short-term maturities of these instruments. The fair value of the Company's long-term debt relating to First Mortgage Bonds is based on quoted market prices for similar issues. At December 31, 1995, the carrying amount and fair market value of its Bonds were $49.5 million and $48.4 million, respectively. For other long-term debt for which there were no quoted market prices, it was not practicable to estimate their fair value. The carrying amount of these instruments at December 31, 1995, was $3.5 million. The Company's customer advances for construction have a carrying value of $9.2 million at December 31, 1995. Their relative fair values cannot be accurately estimated since future refund payments depend on several variables, including new customer connections, customer consumption levels and future rate increases.

--------------------------------------------------------------------------------

Independent Auditors' Report

MIDDLESEX WATER COMPANY:

                                                       [ MIDDLESEX WATER LOGO ]

We have audited the accompanying consolidated balance sheets and consolidated statements of capital stock and long-term debt of Middlesex Water Company and its subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, retained earnings and of cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Middlesex Water Company and its subsidiaries at December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Parsippany, New Jersey
February 14, 1996

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CONSOLIDATED SELECTED FINANCIAL DATA
(Thousands of Dollars Except per Share Data)

                                                   1995 (2)        1994          1993          1992 (1)      1991
--------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES                              $   37,847      $   36,122    $   35,479      $   30,861  $   29,853
--------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
  Operations and Maintenance                        17,666          16,886        16,653          14,715      13,454
  Depreciation                                       2,814           2,650         2,376           1,961       1,834
  Taxes, other than Income Taxes                     5,479           5,343         5,222           4,620       5,132
  Income Taxes                                       2,975           2,766         3,072           2,351       2,377
--------------------------------------------------------------------------------------------------------------------
    TOTAL OPERATING EXPENSE                         28,934          27,645        27,323          23,647      22,797
--------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                     8,913           8,477         8,156           7,214       7,056
OTHER INCOME/(EXPENSE) - NET                           (94)             62           338             515         205
--------------------------------------------------------------------------------------------------------------------
  INCOME BEFORE
    INTEREST CHARGES                                 8,819           8,539          8,494          7,729       7,261
--------------------------------------------------------------------------------------------------------------------
INTEREST CHARGES                                     3,115           3,044          3,014          3,267       3,156
--------------------------------------------------------------------------------------------------------------------
    NET INCOME                                       5,704           5,495          5,480          4,462       4,105
PREFERRED STOCK DIVIDEND REQUIREMENTS                  159             188            256            186         161
--------------------------------------------------------------------------------------------------------------------
EARNINGS APPLICABLE TO COMMON STOCK             $    5,545      $    5,307     $    5,224     $    4,276  $    3,944
--------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE OF COMMON STOCK              $     1.36      $     1.33     $     1.33     $     1.20  $     1.14
Average Number of Shares Outstanding for
  the Year                                       4,078,890       4,003,393      3,924,363      3,568,499   3,477,406
Dividends Declared and Paid                     $     1.08 1/2  $     1.05 3/4 $     1.01 1/4 $     0.97  $     0.94 1/2
Total Assets                                    $  144,822      $  132,413     $  125,676     $  113,843  $  100,014
Redeemable Preferred Stock                              --              --     $    1,158     $    1,224  $    1,290
Long-term Debt                                  $   52,960      $   49,500     $   37,000     $   42,550  $   45,350



                                                   1990          1985
------------------------------------------------------------------------
OPERATING REVENUES                            $   26,417      $   20,313
------------------------------------------------------------------------
OPERATING EXPENSES:
  Operations and Maintenance                      13,185           8,722
  Depreciation                                     1,592           1,000
  Taxes, other than Income Taxes                   4,201           3,325
  Income Taxes                                     1,426           2,296
------------------------------------------------------------------------
    TOTAL OPERATING EXPENSE                       20,404          15,343
------------------------------------------------------------------------
OPERATING INCOME                                   6,013           4,970
OTHER INCOME/(EXPENSE) - NET                         282             383
------------------------------------------------------------------------
  INCOME BEFORE
    INTEREST CHARGES                               6,295           5,353
------------------------------------------------------------------------
INTEREST CHARGES                                   2,828           2,191
------------------------------------------------------------------------
    NET INCOME                                     3,467           3,162
PREFERRED STOCK DIVIDEND REQUIREMENTS                166             190
------------------------------------------------------------------------
EARNINGS APPLICABLE TO COMMON STOCK           $    3,301      $    2,972
------------------------------------------------------------------------
EARNINGS PER SHARE OF COMMON STOCK            $     0.96      $     1.01
Average Number of Shares Outstanding for
  the Year                                     3,439,042       2,938,244
Dividends Declared and Paid                   $     0.92 1/2  $     0.76
Total Assets                                  $   93,093      $   71,915
Redeemable Preferred Stock                    $    1,356      $    1,686
Long-term Debt                                $   39,350      $   30,470



STATISTICAL SUMMARY


                                  1995 (2)      1994        1993      1992 (1)      1991        1990        1985
-----------------------------------------------------------------------------------------------------------------
REVENUES (Thousands of Dollars):

-----------------------------------------------------------------------------------------------------------------
  Residential                    $ 15,202    $ 14,306    $ 14,042    $ 11,733    $ 11,624    $ 10,533    $  9,420
  Commercial                        4,393       4,282       4,170       3,616       3,549       3,287       2,497
  Industrial                        6,669       6,598       6,481       6,044       5,768       5,349       5,193
  Fire Protection                   4,543       4,352       4,312       3,905       3,772       3,512       2,915
  Contract Sales                    6,658       6,322       6,232       5,477       5,098       3,635         246
  Other                               382         262         242          86          42         101          42
-----------------------------------------------------------------------------------------------------------------
    TOTAL REVENUES               $ 37,847    $ 36,122    $ 35,479    $ 30,861    $ 29,853    $ 26,417    $ 20,313
CAPITALIZATION RATIOS:
  Long-term Debt                       51%         51%         50%         49%         56%         53%         53%
  Preferred Stock                       3           3           4           5           3           4           5
  Common Stock Equity                  46          46          46          46          41          43          42
-----------------------------------------------------------------------------------------------------------------
    TOTAL RATIOS                      100%        100%        100%        100%        100%        100%        100%
BOOK VALUE OF COMMON STOCK       $  11.52    $  11.13    $  10.77    $  10.29    $   9.44    $   9.25    $   8.18
Meters in Service                  61,332      58,371      57,318      56,340      52,356      52,167      50,193
Population Served (Retail)        245,000     233,000     229,000     225,000     209,000     209,000     200,000
Miles of Main (3)                     701         663         661         655         654         647         629
Fire Hydrants (3)                   4,186       4,092       4,072       4,046       4,024       4,011       3,810
Pumpage (million gallons)          17,380      16,794      16,789      15,174      14,572      13,390       9,275
-----------------------------------------------------------------------------------------------------------------

(1) Includes Tidewater Utilities, Inc. as of October 20, 1992.
(2) Includes Pinelands Water and Pinelands Wastewater as of April 22, 1995.
(3) Excludes Tidewater Utilities, Inc.
--------------------------------------------------------------------------------