Form 10-K, Exhibit 13
period 1996-12-31
MIDDLESEX WATER CO
filed 1997-03-31
CIK 66004

================================================================================
MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

The Company's expenditures on property, plant and equipment during 1996 totaled $6.2 million and consisted of the following: $3.3 million for routine capital additions, which include transmission and distribution mains, hydrants, service lines, meters and general equipment; $0.9 million for the cleaning and lining of mains; $0.4 million for a main relocation in Port Reading, New Jersey; and $1.6 million for water system development in Delaware. These expenditures were financed by utilization of the December 31, 1995, cash balance, internally-generated funds from operations, the sale of common stock through the Dividend Reinvestment Plan and proceeds from a long-term secured note.

The Company has projected capital expenditures of $17.1 million, $21.8 million and $14.3 million, for 1997, 1998 and 1999, respectively. For 1997, $5.6 million is for routine capital expenditures; $6.4 million for the upgrade of the Carl J. Olsen Water Treatment Plant (CJO Plant); $1.9 million for treatment of well supplies; $2.3 million for water systems additions and improvements in Delaware; $0.2 million for the South River Basin regional supply; and $0.7 million for miscellaneous items. For 1998 and 1999 combined, $12.0 million is for routine capital expenditures; $20.5 million for the CJO Plant upgrade; $1.3 million for water system development in Delaware; $1.3 million for treatment of well supplies; $0.5 million for the South River Basin regional supply; and $0.5 million for miscellaneous items.

Sources of Capital - To finance the Capital Program, the Company will utilize internally-generated cash and external financing. The Company will initially rely upon short-term borrowings through lines of credit established with three financial institutions. There is $20 million available under these commitments. It is expected that there will be several debt and equity financings over the three-year period. The amount, type and timing of the financings will be based upon the construction schedule, regulatory rate relief and financial market conditions.

RESULTS OF OPERATIONS
1996 COMPARED TO 1995

Consolidated operating revenues in 1996 were $0.2 million higher than in 1995. Consumption was lower in all major classes of customers. These decreases were offset by additional fixed service charges as a result of an increased customer base in Delaware of 12.5% and the inclusion of revenues from the Pinelands Companies and Utility Service Affiliates for a full year in 1996.

Operations and maintenance expenses were $0.9 million or 4.8% higher in 1996 over 1995 due principally to increases in purchased water of $0.3 million; water treatment of $0.3 million; pumping expenses of $0.2 million; and customer accounts and administrative and general expenses of $0.3 million; offset by a decrease in transmission and distribution expenses of $0.2 million.

Depreciation increased $0.1 million or 4.1% due to a higher depreciation base. Federal income taxes decreased $0.5 million due to lower taxable income. Interest expenses increased $0.2 million or 5.3% as a result of the long-term borrowings by Tidewater.

As a result, net income decreased $0.5 million or 9.4%.

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

Operations and maintenance expenses increased by $1.0 million or 5.9% over 1994. Of this increase, $0.4 million relates to the inclusion of the Pinelands Companies. Additionally, there were increases in water treatment of $0.3 million; pumping expenses of $0.2 million; transmission and distribution expenses of $0.2 million and administrative and general expenses of $0.1 million; which were offset by a decrease in purchased water of $0.2 million.

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

REGULATORY MATTERS

On November 27, 1996, Middlesex filed a petition with the New Jersey Board of Public Utilities (BPU) for a base rate increase of $5.8 million or 16.8%. Included in the petition are the following: Deferred charges of $0.7 million which the Company is seeking to recover in rates by amortizing these costs over periods of two to ten years; projected construction work in progress expenditures of $7.0 million associated with the upgrade of the Carl J. Olsen Water Treatment Plant, which is necessary to comply with new and anticipated environmental laws and regulations and to expand the plant's production capacity; and $1.2 million for the recovery of postretirement benefit costs other than pension which are mandated by the Company's compliance with Statement of Financial Accounting Standards (SFAS No. 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions." A decision in this matter is expected some time in 1997. The last increase in base rates granted by the BPU was $2.8 million or 9.33% in April 1993.

On December 19, 1996, the BPU approved the Company's request to transfer its Robinson's Branch Reservoir to the Township of Clark and to transfer a conservation easement on the property to the New Jersey Conservation Foundation. Although the reservoir has not been used as a water supply since approximately 1970, the Company intends to retain its water diversion rights for possible future
================================================================================

================================================================================
use. Under the terms of the transaction, the municipality is to assume the obligation to make certain improvements to the reservoir's dam required under the New Jersey Dam Safety Act.

On October 9, 1996, Middlesex received approval from the BPU for a Purchased Water Adjustment Clause (PWAC) rate increase pertaining to $0.2 million of increased purchase water costs. A PWAC, which was first implemented by Middlesex in 1994, is subject to an annual reconciliation of actual costs incurred with amounts recovered under a PWAC rate.

On January 23, 1997, the BPU approved a stipulation agreed to by the parties to the Pinelands Water and Wastewater Companies' rate cases which were filed in February 1996. The stipulations allow for a combined rate increase which will result in $0.4 million additional revenues. The new rates will be phased in over a three-year period to minimize the impact on customers. Previously, in April 1995, the BPU approved the $2.3 million asset purchase by the Pinelands Companies of a 2,200 customer water utility and a 2,200 customer wastewater utility located in Burlington County, New Jersey. The transaction was financed by a combination of cash on hand and promissory notes, which have since been extinguished.

ACCOUNTING STANDARDS

The Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Effective January 1, 1996, the Company adopted SFAS No. 121 with no effect on its results of operations or cash flows.

The FASB also issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 establishes financial accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. The Statement provides an entity the option to either adopt the new method or to continue to measure compensation cost as prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and provide proforma disclosures of the effect of adopting SFAS 123. The Company has elected to continue its current accounting treatment for stock compensation under APB 25.

OUTLOOK

Revenues and earnings for 1997 are projected to increase based on anticipated customer growth in the Delaware service territory, recently approved rate relief for the Pinelands Companies, and increased contract service revenues. Fair and timely rate relief from the Middlesex base rate increase request should also provide the opportunity to improve revenues.

Currently, there are no plans by Tidewater to file for a rate increase in Delaware. The last rate increase granted to Tidewater was in October 1991. Average annual customer growth of 20% since that time has made it possible for Tidewater to sustain earnings under the existing rate structure.

Middlesex will continue to be active in the evolving water industry. Growth opportunities in both the regulated and non-regulated sectors that are financially sound, complement the existing operations and increase shareholder value will be pursued by Middlesex.

Certain matters discussed in this annual report are "forward-looking statements" intended to qualify for safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Such statements address future plans, objectives, expectations and events concerning various matters such as capital expenditures, earnings, litigation, growth potential, rate and other regulatory matters, liquidity and capital resources, and accounting matters. Actual results in each case could differ materially from those currently anticipated in such statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

          /s/ J. Richard Tompkins                        /s/  A. Bruce O'Connor
           Chairman of the Board                           Vice President and
             and President                                   Controller

February 14, 1997
================================================================================

================================================================================
MIDDLESEX WATER COMPANY

CONSOLIDATED BALANCE SHEETS

Assets


                                                                                DECEMBER 31,
                                                                            1996           1995
===================================================================================================
UTILITY PLANT       Water Production                                     $ 27,378,668  $ 27,598,613
(NOTE 5):           Transmission and Distribution                         103,852,969    97,359,802
                    General                                                18,156,233    18,169,056
                    Construction Work in Progress                             319,238     1,207,538
                    -------------------------------------------------------------------------------
                      TOTAL                                               149,707,108   144,335,009
                    Less Accumulated Depreciation                          28,462,588    26,402,377
                    -------------------------------------------------------------------------------
                      UTILITY PLANT - NET                                 121,244,520   117,932,632
                    -------------------------------------------------------------------------------
                    NONUTILITY ASSETS - NET                                 1,774,106     1,737,596
===================================================================================================
CURRENT ASSETS:     Cash and Cash Equivalents                               4,262,862     4,900,640
                    Accounts Receivable                                     4,022,129     4,224,653
                    Unbilled Revenues                                       2,175,478     2,170,143
                    Materials and Supplies (at average cost)                1,034,572     1,030,801
                    Prepayments and Other Current Assets                      430,000       660,314
                    -------------------------------------------------------------------------------
                      TOTAL CURRENT ASSETS                                 11,925,041    12,986,551
===================================================================================================
DEFERRED            Unamortized Debt Expense                                2,848,352     2,969,281
CHARGES:            Preliminary Survey and Investigation Charges            1,716,884       833,869
                    Regulatory Assets:
                     Income Taxes (Note 3)                                  6,181,048     6,052,524
                     Postretirement Costs (Note 4)                          1,003,716       758,127
                    Other (Note 2)                                          1,965,855     1,551,627
                    -------------------------------------------------------------------------------
                      TOTAL DEFERRED CHARGES                               13,715,855    12,165,428
                    -------------------------------------------------------------------------------
                        TOTAL                                            $148,659,522  $144,822,207
                    -------------------------------------------------------------------------------

                    See Notes to Consolidated Financial Statements.

===================================================================================================

===================================================================================================
Capitalization and Liabilities


                                                                                DECEMBER 31,
                                                                            1996           1995
===================================================================================================
CAPITALIZATION      Common Stock                                         $ 29,988,966  $ 28,820,844
(SEE ACCOMPANYING   Retained Earnings                                      19,226,847    18,822,817
STATEMENTS          -------------------------------------------------------------------------------
AND NOTE 9):          TOTAL COMMON EQUITY                                  49,215,813    47,643,661
                    -------------------------------------------------------------------------------
                    Cumulative Preferred Stock                              2,666,305     2,666,305
                    Long-term Debt                                         52,960,953    52,960,000
                    -------------------------------------------------------------------------------
                      TOTAL CAPITALIZATION                                104,843,071   103,269,966
===================================================================================================
CURRENT             Current Portion of Long-term Debt                          39,047       240,000
LIABILITIES:        Accounts Payable                                        1,686,652     1,521,515
                    Customer Deposits                                         377,702       348,631
                    Taxes Accrued                                           4,529,185     4,321,919
                    Interest Accrued                                        1,168,242     1,216,851
                    Other                                                   2,125,683     1,161,630
                    -------------------------------------------------------------------------------
                      TOTAL CURRENT LIABILITIES                             9,926,511     8,810,546
===================================================================================================
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 5)
===================================================================================================
DEFERRED            Customer Advances for Construction                      8,977,081     9,207,565
CREDITS:            Accumulated Deferred Investment Tax Credits (Note 3)    2,308,736     2,380,416
                    Accumulated Deferred Federal Income Taxes (Note 3)     12,088,144    11,147,627
                    Other                                                   1,715,458     1,985,654
                    -------------------------------------------------------------------------------
                      TOTAL DEFERRED CREDITS                               25,089,419    24,721,262
                    -------------------------------------------------------------------------------
                    CONTRIBUTIONS IN AID OF CONSTRUCTION                    8,800,521     8,020,433
                    -------------------------------------------------------------------------------
                        TOTAL                                            $148,659,522  $144,822,207
                    -------------------------------------------------------------------------------

===================================================================================================

                    See Notes to Consolidated Financial Statements.

===================================================================================================
Middlesex Water Company
CONSOLIDATED STATEMENTS OF INCOME



                                                                    YEAR ENDED DECEMBER 31,
                                                              1996           1995           1994
===================================================================================================
OPERATING REVENUES (Note 2)                                $38,024,669    $37,846,899   $36,122,475
---------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
 Operations:
  Water Purchased (Note 5)                                   2,965,616      2,656,423     2,769,265
  Other                                                     14,284,315     13,573,581    12,592,008
 Maintenance                                                 1,527,842      1,686,051     1,549,970
 Depreciation                                                2,929,106      2,813,927     2,649,657
 Taxes, other than Income Taxes                              5,569,047      5,479,299     5,343,563
 Federal Income Taxes (Note 3)                               2,526,297      2,975,227     2,766,361
---------------------------------------------------------------------------------------------------
    TOTAL OPERATING EXPENSES                                29,802,223     29,184,508    27,670,824
---------------------------------------------------------------------------------------------------
      OPERATING INCOME                                       8,222,446      8,662,391     8,451,651
===================================================================================================
OTHER INCOME:
 Allowance for Funds Used During Construction - Equity          39,891         21,654            --
 Other - Net                                                   185,277        134,461        87,418
---------------------------------------------------------------------------------------------------
    TOTAL OTHER INCOME                                         225,168        156,115        87,418
---------------------------------------------------------------------------------------------------
      INCOME BEFORE INTEREST CHARGES                         8,447,614      8,818,506     8,539,069
===================================================================================================
INTEREST CHARGES:
 Interest on Long-term Debt                                  3,166,786      2,981,258     2,882,731
 Allowance for Funds Used During Construction - Debt           (23,723)        (5,606)           --
 Amortization of Debt Expense                                  120,930        121,138       118,657
 Other Interest Expense                                         16,161         17,972        42,309
---------------------------------------------------------------------------------------------------
    TOTAL INTEREST CHARGES                                   3,280,154      3,114,762     3,043,697
---------------------------------------------------------------------------------------------------
      NET INCOME                                             5,167,460      5,703,744     5,495,372
---------------------------------------------------------------------------------------------------
PREFERRED STOCK DIVIDEND REQUIREMENTS                          158,926        158,932       188,357
---------------------------------------------------------------------------------------------------
EARNINGS APPLICABLE TO COMMON STOCK                        $ 5,008,534     $5,544,812    $5,307,015
---------------------------------------------------------------------------------------------------
EARNINGS AND DIVIDENDS PER SHARE OF COMMON STOCK:
 Earnings                                                  $      1.20     $     1.36    $     1.33
 Dividends Paid                                            $      1.10 1/2 $     1.08 1/2$     1.05 3/4
 Average Number of Shares Outstanding                        4,169,334      4,078,890     4,003,393
---------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

===================================================================================================

===================================================================================================
Middlesex Water Company
CONSOLIDATED STATEMENTS OF CAPITAL STOCK
AND LONG-TERM DEBT

                                                                                 DECEMBER 31,
                                                                             1996           1995
====================================================================================================
Common Stock, No Par Value (Notes 4 and 9):
 Shares Authorized - 6,000,000
 Shares Outstanding -1996 - 4,204,949                                     $30,281,565
                     1995 - 4,136,972                                                   $29,110,095
 Restricted Stock Plan                                                       (292,599)     (289,251)
----------------------------------------------------------------------------------------------------
   TOTAL COMMON STOCK                                                     $29,988,966   $28,820,844
----------------------------------------------------------------------------------------------------
Cumulative Preference Stock, No Par Value:
 Shares Authorized - 100,000
 Shares Outstanding - None
Cumulative Preferred Stock, No Par Value (Note 9):
 Shares Authorized - 69,418
 Convertible:
  Shares Outstanding, $7.00 Series - 14,901                               $ 1,564,605   $ 1,564,605
 Nonredeemable:
  Shares Outstanding, $7.00 Series -  1,017                                   101,700       101,700
  Shares Outstanding, $4.75 Series - 10,000                                 1,000,000     1,000,000
----------------------------------------------------------------------------------------------------
    TOTAL CUMULATIVE PREFERRED STOCK                                      $ 2,666,305   $ 2,666,305
----------------------------------------------------------------------------------------------------
Long-term Debt (Note 9):
  8.05%, Amortizing Secured Note, due December 20, 2021                   $ 3,500,000   $ 2,500,000
  7.00%, Promissory Notes, due April 21, 2000                                      --     1,200,000
 First Mortgage Bonds:
  7.25%, Series R, due July 1, 2021                                         6,000,000     6,000,000
  5.20%, Series S, due October 1, 2022                                     12,000,000    12,000,000
  5.25%, Series T, due October 1, 2023                                      6,500,000     6,500,000
  6.40%, Series U, due February 1, 2009                                    15,000,000    15,000,000
  5.25%, Series V, due February 1, 2029                                    10,000,000    10,000,000
----------------------------------------------------------------------------------------------------
    SUBTOTAL LONG-TERM DEBT                                               $53,000,000   $53,200,000
----------------------------------------------------------------------------------------------------
     Less: Current Portion of Long-term Debt                                  (39,047)     (240,000)
----------------------------------------------------------------------------------------------------
       TOTAL LONG-TERM DEBT                                               $52,960,953   $52,960,000
----------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

====================================================================================================

===================================================================================================
MIDDLESEX WATER COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                   YEARS ENDED DECEMBER 31,
                                                              1996           1995           1994
===================================================================================================

CASH FLOWS FROM OPERATING ACTIVITIES:

NET INCOME                                                 $ 5,167,460    $ 5,703,744   $ 5,495,372
Adjustments to Reconcile Net Income to
 Net Cash Provided by Operating Activities:
  Depreciation and Amortization                              3,011,337      2,925,928     2,961,727
  Provision for Deferred Income Taxes                          811,993        278,384       639,381
  Allowance for Funds Used During Construction                 (63,614)       (27,260)           --
 Changes in Current Assets and Liabilities:
  Accounts Receivable                                          202,524         12,147      (694,293)
  Materials and Supplies                                        (3,771)       (36,907)      (24,109)
  Accounts Payable                                             165,137        (95,430)      144,923
  Accrued Income Taxes                                         207,266       (122,453)       77,450
  Accrued Interest                                             (48,609)        82,628       191,728
  Unbilled Revenues                                             (5,335)       (26,348)      102,820
  Other - Net                                                  812,337        227,334       (53,483)
---------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                   10,256,725      8,921,767     8,841,516
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Utility Plant Expenditures*                                (6,172,482)    (8,990,408)   (5,979,113)
 Notes Receivable                                                   --     (1,250,000)           --
 Preliminary Survey & Investigation Charges                   (883,015)      (180,541)       11,819
 Marketable Securities                                              --        931,750      (933,298)
 Other - Net                                                  (657,958)       (93,919)     (345,778)
---------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                       (7,713,455)    (9,583,118)   (7,246,370)
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Redemption of Long-term Debt                               (1,200,000)            --   (12,500,000)
 Proceeds from Issuance of Long-term Debt                    1,000,000      3,700,000    25,000,000
 Temporary Cash Investments - Restricted                        64,907        212,362     2,633,653
 Proceeds from Issuance of Common Stock - Net                1,168,122      1,669,171       928,459
 Deferred Debt Issuance Expenses                                  (251)       (53,719)   (1,167,605)
 Payment of Preferred Dividends                               (158,926)      (158,497)     (180,006)
 Payment of Common Dividends                                (4,604,504)    (4,421,852)   (4,231,410)
 Construction Advances and Contributions - Net                 549,604        884,140       878,204
 Redemption of Preferred Stock                                      --       (123,800)   (1,248,500)
 Short-term Bank (Repayments)                                       --             --    (9,000,000)
---------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES         (3,181,048)     1,707,805     1,112,795
---------------------------------------------------------------------------------------------------
NET CHANGES IN CASH AND CASH EQUIVALENTS                      (637,778)     1,046,454     2,707,941
---------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR               4,900,640      3,854,186     1,146,245
---------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                   $ 4,262,862    $ 4,900,640   $ 3,854,186
---------------------------------------------------------------------------------------------------
*Excludes Allowance for Funds Used During Construction.

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
 Cash Paid During the Year for:

  Interest (net of amounts capitalized)                    $ 3,116,338    $ 2,877,483   $ 2,722,327
  Income Taxes                                             $ 2,117,998    $ 3,078,000   $ 2,453,936
---------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.
===================================================================================================

                                       16

--------------------------------------------------------------------------------
MIDDLESEX WATER COMPANY
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS


                                                                        YEARS ENDED DECEMBER 31,
                                                                   1996           1995           1994
--------------------------------------------------------------------------------------------------------

BALANCE AT BEGINNING OF YEAR                                    $18,822,817   $17,699,422    $16,615,466
NET INCOME                                                        5,167,460     5,703,744      5,495,372
--------------------------------------------------------------------------------------------------------
   TOTAL                                                         23,990,277    23,403,166     22,110,838
--------------------------------------------------------------------------------------------------------
CASH DIVIDENDS:
 Cumulative Preferred Stock                                         158,926       158,497        180,006
--------------------------------------------------------------------------------------------------------
 Common Stock                                                     4,604,504     4,421,852      4,231,410
--------------------------------------------------------------------------------------------------------
   TOTAL DEDUCTIONS                                               4,763,430     4,580,349      4,411,416
--------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                          $19,226,847   $18,822,817    $17,699,422
--------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.
========================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization - Middlesex Water Company (Middlesex or the Company) is the parent company and sole shareholder of Tidewater Utilities, Inc. (Tidewater), Pinelands Water Company, Pinelands Wastewater Company, and Utility Service Affiliates, Inc. (USA). White Marsh Environmental Systems, Inc., is a wholly-owned subsidiary of Tidewater. The financial statements for Middlesex and its wholly-owned subsidiaries (Consolidated Group) are reported on a consolidated basis. All intercompany accounts and transactions have been eliminated.

(b) System of Accounts - Middlesex, Pinelands Water and Pinelands Wastewater maintain their accounts in accordance with the Uniform System of Accounts prescribed by the Board of Public Utilities of the State of New Jersey (BPU). Tidewater maintains its accounts in accordance with the Public Service Commission of Delaware (PSC).

(c) Utility Plant - Utility Plant is stated at original cost as defined for regulatory purposes. Property accounts are charged with the cost of betterments and major replacements of property. Cost includes direct material, labor and indirect charges for pension benefits and payroll taxes. Middlesex and Tidewater capitalize an Allowance for Funds Used During Construction on individual projects with costs exceeding specific thresholds for each company. Depreciation is computed by each regulated member of the Consolidated Group utilizing a rate approved by the applicable regulatory authority. The Accumulated Provision for Depreciation is charged with the cost of property retired, together with removal costs, less salvage. The cost of labor, materials, supervision and other expenses incurred in making repairs and minor replacements and in maintaining the properties is charged to the appropriate expense accounts. On January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." At December 31, 1996, there was no event or change in circumstance that would indicate that the carrying amount of any long-lived asset was not recoverable. Under the current regulatory environment, the Company does not expect SFAS No. 121 to have a significant impact on their results of operations or cash flows.

(d) Accounts Receivable - Provision for allowance for doubtful accounts at December 31, 1996, 1995 and 1994, and the corresponding expense and deduction for those years, is each less than $0.1 million.

(e) Revenues - In general, revenues are recorded as service is rendered and include estimates for amounts unbilled at the end of the period for water used subsequent to the last billing cycle. Service charges are billed in advance by two subsidiaries and are recognized in revenue as the service is provided.

(f) Deferred Charges - Unamortized Debt Expense is amortized over the lives of the related issues. As authorized by the BPU, main cleaning and lining costs are being amortized over a 14-year period.

(g) Income Taxes - Middlesex files a consolidated Federal income tax return for the Consolidated Group and income taxes are allocated based on the separate return method. Investment tax credits have been deferred and are being amortized over the estimated useful life of the related property.

================================================================================

================================================================================
(h) Statements of Cash Flows - For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents. Cash and cash equivalents represent bank balances, money market funds, and U.S. Treasury Bills maturing in less than 90 days.

(i) Use of Estimates - Conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

(j) Certain prior year amounts have been reclassified to conform to the current year reporting.

NOTE 2 - RATES AND REVENUES

On November 27, 1996, Middlesex filed a petition with the BPU for a base rate increase of $5.8 million or 16.8%. Included in the petition are the following:
Deferred charges of $0.7 million which the Company is seeking to recover in rates by amortizing these costs over periods of two to ten years; projected construction work in progress expenditures of $7.0 million associated with the upgrade of the Carl J. Olsen Water Treatment Plant, which is necessary to comply with new and anticipated environmental laws and regulations and to expand the plant's production capacity; and $1.2 million for the recovery of postretirement costs other than pension expenses which are mandated by the Company's compliance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." A decision in this matter is expected some time in 1997. The last increase in base rates granted by the BPU was $2.8 million or 9.33% in April 1993.

On December 19, 1996, the BPU approved the Company's request to transfer its Robinsons Branch Reservoir to the Township of Clark and to transfer a conservation easement on the property to the New Jersey Conservation Foundation. Although the reservoir has not been used as a water supply since approximately 1970, the Company intends to retain its water diversion rights for possible future use. Under the terms of the transaction, the municipality is to assume the obligation to make certain improvements to the reservoir's dam required under the New Jersey Dam Safety Act.

On October 9, 1996, Middlesex received approval from the BPU for a Purchased Water Adjustment Clause (PWAC) rate increase pertaining to $0.2 million of increased purchase water costs. A PWAC is a regulatory vehicle that allows New Jersey water utilities to pass along to customers changes in the cost of purchasing water, without the need for filing a full base rate case. A PWAC, which was first implemented by Middlesex in 1994, is subject to an annual reconciliation of actual costs incurred to amounts recovered under a PWAC rate.

On January 23, 1997, the BPU approved a stipulation agreed to by the parties to the Pinelands Water and Wastewater Companies' rate cases which were filed on February 21, 1996. The stipulations allow for a combined rate increase which will result in $0.4 million additional revenues. The new rates will be phased in over a three-year period to minimize the impact on customers. Previously, in April 1995, the BPU approved the $2.3 million asset purchase by the Pinelands Companies of a 2,200 customer water utility and a 2,200 customer wastewater utility located in Burlington County, New Jersey. The transaction was financed by a combination of cash on hand and promissory notes, which have since been extinguished.

Included in Deferred Charges-Other is $0.1 million of deferred costs at December 31, 1996, which Middlesex is recovering through rates over a period of 14 years. The BPU has excluded these costs from rate base and, therefore, Middlesex is not earning a return on the unamortized costs during the recovery period.

NOTE 3 - INCOME TAXES

Federal income tax expense differs from the amount computed by applying the statutory rate on book income subject to tax for the following reasons:


                                             YEARS ENDED DECEMBER 31,
                                              (THOUSANDS OF DOLLARS)
                                            1996        1995      1994
--------------------------------------------------------------------------------
Income Tax at Statutory Rate
 of 34%                                   $ 2,616    $ 2,951    $ 2,809
Tax Effect of:
 Allowance for Funds Used
  During Construction                         (22)        (9)        --
 Other                                        (68)        33        (43)
--------------------------------------------------------------------------------
Total Federal Income Tax
 Expense                                  $ 2,526    $ 2,975    $ 2,766
--------------------------------------------------------------------------------
Federal income tax expense is comprised
of the following:

Current                                   $ 1,835    $ 2,726    $ 2,219
Deferred:
 Customer Advances                             35       (265)      (123)
 Accelerated Depreciation                     760        637        617
 Revenue Taxes                                 --         (6)      (403)
 Bond Redemptions                             (16)       (16)       477
 Investment Tax Credit                        (72)       (72)       (72)
 Other                                        (16)       (29)        51
--------------------------------------------------------------------------------
Total Federal Income Tax Expense          $ 2,526    $ 2,975    $ 2,766
--------------------------------------------------------------------------------
The statutory review period for income tax returns for the years prior to 1993 has been closed.

Under SFAS No. 109, "Accounting for Income Taxes," the Company is required to set up deferred income taxes for all temporary differences regardless of the regulatory ratemaking treatment. However, if it is probable that these additional taxes will be passed on to ratepayers, an offsetting regulatory asset or liability is to be recorded. Management believes that it is probable that the consolidated deferred income tax liability of approximately $6.2 million will be recovered in future rates. Therefore, a regulatory asset has been set up to offset the increased liability.
================================================================================

================================================================================
Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes. The components of the net deferred tax liability are as follows:
                                              YEARS ENDED DECEMBER 31,
                                              (THOUSANDS OF DOLLARS)
                                                  1996          1995
--------------------------------------------------------------------------------
Utility Plant Related                            $16,278       $15,180
Customer Advances                                 (3,920)       (3,856)
Other                                               (270)         (176)
--------------------------------------------------------------------------------
Total Deferred Tax Liability                     $12,088       $11,148
--------------------------------------------------------------------------------

NOTE 4 - EMPLOYEE BENEFIT PLANS

Pension

The Company has a noncontributory defined benefit pension plan which covers substantially all employees with more than 1,000 hours of service. The Company makes annual contributions to the plan consistent with the funding requirements of Federal laws and regulations.In 1996, employees of Tidewater became eligible to participate in the Plan.

Pension expense for 1996, 1995 and 1994 was $292,000, $372,000 and $218,000,
respectively.

Plan assets consist primarily of corporate equities, cash equivalents, and stock and bond funds. The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheets.
                                                     YEARS ENDED DECEMBER 31,
                                                      (THOUSANDS OF DOLLARS)
                                                        1996          1995
--------------------------------------------------------------------------------
Actuarial present value of plan benefits:
 Vested benefits                                       $(8,791)      $(8,172)
 Nonvested benefits                                        (42)          (31)
 Impact of estimated future
  compensation charges                                  (2,921)       (2,964)
--------------------------------------------------------------------------------
Projected plan benefits                                (11,754)      (11,167)
Plan assets at fair value                               12,831        11,705
--------------------------------------------------------------------------------
Plan assets in excess of
 projected plan benefits                                 1,077           538
Unrecognized net obligation                                 72            86
Unrecognized prior service cost                            120            --
Unrecognized net gain                                   (1,346)         (701)
--------------------------------------------------------------------------------
Accrued pension cost
 recognized in the
 balance sheet                                          $  (77)       $  (77)
--------------------------------------------------------------------------------
Net pension cost includes the following components:
Service cost benefits earned
 during the period                                      $  408        $  344
Interest cost on projected
 benefit obligation                                        787           763
Return on plan assets                                     (924)         (749)
Net amortization and deferral                               21            14
--------------------------------------------------------------------------------
Net pension cost                                        $  292        $  372
--------------------------------------------------------------------------------

The assumptions used in determining the actuarial present value of the projected obligation at December 31, 1996 and 1995 was a discount rate of 7.25% and a compensation increase of 4.75%. The expected long-term rate of return on plan assets used in determining net periodic cost was 8.0%.

The Company maintains an unfunded supplemental pension plan for its executives. At December 31, 1996 and December 31, 1995, expenses for the supplemental plan were $293,000 and $250,000, and the projected benefit obligations were $1.4 million and $1.3 million, respectively.

Postretirement Benefits Other Than Pensions (PBOP)

Middlesex provides certain health care and life insurance benefits for substantially all of its retired employees, which are accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires an accrual method of accounting for PBOP. Previously, the cost of these benefits were expensed when incurred. During 1996, the Company determined that certain assumptions used to calculate the transition obligation when SFAS No. 106 was adopted needed to be revised. As a result, the transition obligation has been reduced, with no impact on earnings.

In accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company has recognized a deferred regulatory asset relating to the difference between the accrued PBOP costs determined under SFAS No. 106 and the pay-as-you-go amounts previously expensed. The regulatory asset at December 31, 1996 and 1995 was $1.2 million and $0.9 million, respectively.

On January 8, 1997, the BPU approved an order that provides options for the recovery of PBOP costs. The Company is seeking recovery of PBOP costs through rates as part of its base rate case (see Note 2).

In 1996, 1995 and 1994, the Company recognized PBOP expenses of $192,000, $185,000 and $176,000, respectively. The plan's funded status is as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                       (THOUSANDS OF DOLLARS)
                                                         1996          1995
--------------------------------------------------------------------------------
Retirees                                                $1,149        $1,623
Fully eligible plan participants                           354           776
Other active plan participants                           1,543           758
--------------------------------------------------------------------------------
Accumulated postretirement
 benefit obligation                                      3,046         3,157
Plan assets at fair value                                   --            --
Unrecognized net loss                                      (47)          (99)
Unrecognized prior service cost                            169            --
Unrecognized transition
 obligation                                             (2,164)       (2,300)
--------------------------------------------------------------------------------
Accrued postretirement benefit
 obligation                                             $1,004        $  758
================================================================================

================================================================================
Net postretirement benefit cost consisted of the following components:

                                                YEARS ENDED DECEMBER 31,
                                                 (THOUSANDS OF DOLLARS)
                                                   1996          1995
--------------------------------------------------------------------------------
Service cost--benefits earned
 during the year                                  $ 101          $ 83
Interest cost on accumulated
 postretirement benefit obligation                  211           212
Amortization of net (gain)/loss                       2           (11)
Amortization of prior service cost                  (11)           --
Amortization of transition obligation               135           135
Regulatory deferral                                (246)         (234)
--------------------------------------------------------------------------------
Net postretirement benefit cost                   $ 192          $185
--------------------------------------------------------------------------------

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for 1996 was 5%, which will remain constant for all future years. A one-percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation by 14% and the 1996 net postretirement benefit cost by approximately 10%. The assumed discount rate used in determining the accumulated postretirement benefit obligation for 1996 and 1995 was 7.25%.

Stock Based Compensation

The Company maintains a restricted stock plan, under which 30,300 shares of the Company's common stock are held in escrow by the Company for key employees. Such stock is subject to an agreement requiring forfeiture by the employee in the event of termination of employment within five years of the grant other than as a result of retirement, death or disability.

The maximum number of shares authorized for grant under this plan is 60,000 shares. Compensation expense is determined by the market value of the stock on the date of the award and is being amortized over a five-year period. The compensation expenses for 1996, 1995 and 1994 were not considered material.

The Financial Accounting Standards Board (FASB) issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 provides an entity the option to either adopt the new method or to continue to measure compensation cost as prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and provide proforma disclosures of the effect of adopting SFAS No. 123. The Company has elected to continue its current accounting treatment for stock compensation under APB 25. Had compensation costs for the Company's restricted stock plan been determined based on methodology prescribed in SFAS No. 123, there would have been no effect on its results of operations or cash flows.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

Service Agreement - On May 19, 1995, Middlesex and USA jointly entered into a five-year contract with the City of South Amboy to operate and maintain the City's 2,600 customer water system. The Contract, which is subject to renewal for three future five-year periods, is expected to produce approximately $1.5 million in revenues for the first five years with only a minimal impact on earnings. In 1996, $0.3 million in revenues was recognized under the contract.

Water Supply - Middlesex has an agreement with the Elizabethtown Water Company for the purchase of treated water. This agreement, which expires December 31, 2005, provides for the minimum purchase of 3 million gallons daily (mgd) of treated water with provisions for additional purchases. The 1996, 1995 and 1994 costs under this agreement were $1.3 million, $0.9 million and $1.0 million, respectively.

Middlesex also has an agreement with the New Jersey Water Supply Authority (NJWSA), which expires November 1, 2013, and provides for the minimum purchase of 20 mgd of untreated water from the Delaware and Raritan Canal and the Raritan River. In addition, the Company has a supplemental one-year agreement for an additional 5 mgd through April 30, 1997. This agreement is renewable on an annual basis. The total costs for 1996, 1995 and 1994, were $1.7 million, $1.7 million and $1.8 million, respectively.

Construction - The Consolidated Group plans to spend approximately $17.1 million in 1997 on its construction program. Substantially all of the utility plant of the Group is subject to the lien of its mortgage which also includes certain restrictions as to cash dividend payments and other distributions on common stock.

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

NOTE 6 - LINES OF CREDIT AND NOTES PAYABLE

                                                     (THOUSANDS OF DOLLARS)
                                                   1996       1995      1994
--------------------------------------------------------------------------------
Established Lines of Credit at
 year-end                                         $20,000   $20,000   $15,500
Amounts Outstanding at
 December 31                                           --        --        --
Maximum Amount Outstanding                             --        --    11,000
Average Outstanding Balance                            --        --     1,769
Weighted Average Interest Rate                         --        --       3.4%
--------------------------------------------------------------------------------

Short-term borrowings are generally below the prime rate.
================================================================================
                                       20

================================================================================
As part of the service agreement with the City of South Amboy, on June 1, 1995, USA made an investment in the form of a loan of $1.25 million, which is included in nonutility assets on the Consolidated Balance Sheet. Principal repayment and the interest rate are based upon renewal provisions of the contract.

NOTE 7 - RELATED PARTY TRANSACTIONS

During 1996, 1995 and 1994, the Company had transactions with a construction company in which a Director has a financial interest. Major construction transactions were awarded on the basis of competitive bids approved by the Board of Directors (with the interested Director abstaining) and amounted to $0.9 million, $0.9 million and $0.6 million for the years 1996, 1995 and 1994, respectively. These amounts included $0.1 million due the construction company at December 31, 1996, 1995 and 1994.

NOTE 8 - QUARTERLY OPERATING RESULTS - UNAUDITED

Quarterly operating results for 1996 and 1995 are as follows:

                          1ST         2ND          3RD        4TH
1996                    QUARTER     QUARTER      QUARTER     QUARTER    YEAR
--------------------------------------------------------------------------------
                            (THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)
Operating Revenues      $9,247      $9,632       $ 9,934      $9,212   $38,025
Operating Income         1,968       2,110         2,288       1,856     8,222
Net Income               1,153       1,307         1,494       1,213     5,167
Earnings per Common
 Share                  $ 0.27      $ 0.30       $  0.35      $ 0.28   $  1.20


1995
--------------------------------------------------------------------------------
Operating Revenues      $8,740      $9,608       $10,447      $9,052   $37,847
Operating Income         1,970       2,285         2,788       1,619     8,662
Net Income               1,213       1,507         1,922       1,062     5,704
Earnings per
 Common Share           $ 0.29      $ 0.36       $  0.46      $ 0.25   $  1.36
--------------------------------------------------------------------------------

The information above, in the opinion of the Company, includes all adjustments consisting only of normal recurring accruals necessary for a fair presentation of such amounts. The business of the Company is subject to seasonal fluctuation with the peak period usually occurring during the summer months.

NOTE 9 - CAPITALIZATION

All the transactions discussed below related to the issuance or redemption of securities were approved by the BPU, except where noted.

Common Stock

There are 900,000 shares of common stock authorized under the Dividend Reinvestment and Common Stock Purchase Plan (DRP). The cumulative number of shares issued under the DRP at December 31, 1996 is 688,793.

During 1996, 1995 and 1994, 67,977 shares ($1.2 million), 106,138 shares ($1.7 million) and 51,447 shares ($0.9 million) of common stock were issued under DRP and the restricted stock plan, respectively.

In the event dividends on the preferred stock are in arrears, no dividends may be declared or paid on the common stock of the Company. At December 31, 1996, no restrictions were placed on common dividends.

Preferred Stock

If four or more quarterly dividends are in arrears, the preferred shareholders, as a class, are entitled to elect two members to the Board of Directors in addition to Directors elected by holders of the common stock. At December 31, 1996, no dividends were in arrears.

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

Both the $4.75 Series and the $7.00 Series are redeemable at the option of the Company, and in November 1994, an offer to purchase the $7.00 Series at the stated redemption price of $100 per share was extended to all holders of this stock. At December 31, 1995, the Company had purchased and retired 1,483 shares of the $7.00 Series. Since there was no premium associated with the redemption, approval from the BPU was not required.

Long-term Debt

On September 13, 1995, Tidewater received approval from the Delaware PSC to borrow up to $3.5 million through an amortizing secured term bank loan. The terms of the loan agreement provide for a maximum term of twenty five years from the conclusion of the drawdown period with the interest rate fixed on the date of any advance by the bank. In October 1995, Tidewater received an initial $2.5 million at a rate of 8.02%. In the fourth quarter of 1996, the remaining $1.0 million was borrowed resulting in an overall interest rate of 8.05% on the total amount borrowed. Monthly principal payments began in January 1997 with the final payment due in December 2021. The proceeds of the loan were used to fund capital expenditures.

As part of the asset purchase by the Pinelands Companies, promissory notes of $1.2 million were issued. On November 21, 1996, the Company purchased, at a nominal discount, and retired the promissory notes. The purchase was funded with internally generated cash.

================================================================================
                                       21

================================================================================
Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments for which it is practicable to estimate that value. The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, marketable securities, and trade receivables and payables approximate their respective fair values due to the short-term maturities of these instruments. The fair value of the Company's long-term debt relating to first mortgage bonds is based on quoted market prices for similar issues. At December 31, 1996 and 1995, the carrying and fair market value of the Company's Bonds were as follows:

                                                (THOUSANDS OF DOLLARS)
                                               1996               1995
--------------------------------------------------------------------------------
                                        CARRYING   FAIR   CARRYING     FAIR
                                          VALUE    VALUE    VALUE      VALUE
--------------------------------------------------------------------------------
First Mortgage Bonds                    $49,500   $46,900  $49,500    $48,400
--------------------------------------------------------------------------------

For other long-term debt for which there were no quoted market price, it was not practicable to estimate their fair value. The carrying amounts of these instruments at December 31, 1996 and 1995 were $3.5 million. Customer advances for construction have a carrying value of $9.0 million and $9.2 million at December 31, 1996 and 1995, respectively. Their relative fair values cannot be accurately estimated since future refund payments depend on several variables, including new customer connections, customer consumption levels and future rate increases.

================================================================================
Independent Auditors' Report

MIDDLESEX WATER COMPANY

     We have audited the accompanying consolidated balance sheets and consolidated statements of capital stock and long-term debt of Middlesex Water Company and its subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, retained earnings and of cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Middlesex Water Company and its subsidiaries at December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Parsippany, New Jersey
February 14, 1997

================================================================================
                                       22

==========================================================================================================================
CONSOLIDATED SELECTED FINANCIAL DATA
(Thousands of Dollars Except per Share Data)

                                        1996        1995          1994        1993        1992         1991          1986
==========================================================================================================================
OPERATING REVENUES                $   38,025   $   37,847   $   36,122   $   35,479   $   30,861   $   29,853   $   22,010
--------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
 Operations and Maintenance           18,778       17,916       16,911       16,753       14,715       13,454        9,849
 Depreciation                          2,929        2,814        2,650        2,376        1,961        1,834        1,043
 Taxes, other than Income Taxes        5,569        5,479        5,343        5,222        4,620        5,132        3,429
 Income Taxes                          2,526        2,975        2,766        3,072        2,351        2,377        2,519
--------------------------------------------------------------------------------------------------------------------------
  TOTAL OPERATING EXPENSES            29,802       29,184       27,670       27,423       23,647       22,797       16,840
--------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                       8,223        8,663        8,452        8,056        7,214        7,056        5,170
OTHER INCOME                             225          156           87          438          515          205          198
--------------------------------------------------------------------------------------------------------------------------
 INCOME BEFORE
  INTEREST CHARGES                     8,448        8,819        8,539        8,494        7,729        7,261        5,368
--------------------------------------------------------------------------------------------------------------------------
INTEREST CHARGES                       3,280        3,115        3,044        3,014        3,267        3,156        2,174
--------------------------------------------------------------------------------------------------------------------------
  NET INCOME                           5,168        5,704        5,495        5,480        4,462        4,105        3,194
PREFERRED STOCK DIVIDEND
 REQUIREMENTS                            159          159          188          256          186          161          185
--------------------------------------------------------------------------------------------------------------------------
EARNINGS APPLICABLE TO COMMON
 STOCK                            $    5,009   $    5,545   $    5,307   $    5,224   $    4,276   $    3,944   $    3,009
--------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE OF
COMMON STOCK                      $     1.20   $     1.36   $     1.33   $     1.33   $     1.20   $     1.14   $     1.01
Average Number of Shares
 Outstanding for the Year          4,169,334    4,078,890    4,003,393    3,924,363    3,568,499    3,477,406    2,974,602
Dividends Declared and Paid       $  1.10 1/2  $  1.08 1/2  $  1.05 3/4  $  1.01 1/4  $  0.97      $  0.94 1/2  $  0.80
Total Assets                      $  148,660   $  144,822   $  132,413   $  125,676   $  113,843   $  100,014   $   73,937
Redeemable Preferred Stock        $     --     $     --     $     --     $    1,158   $    1,224   $    1,290   $    1,620
Long-term Debt                    $   52,961   $   52,960   $   49,500   $   37,000   $   42,550   $   45,350   $   29,350
--------------------------------------------------------------------------------------------------------------------------

STATISTICAL SUMMARY


                                       1996        1995          1994        1993         1992         1991         1986
==========================================================================================================================
REVENUES (Thousands of Dollars):
--------------------------------------------------------------------------------------------------------------------------
 Residential                        $ 15,091     $ 15,202     $ 14,306     $ 14,042     $ 11,733     $ 11,624     $  9,959
 Commercial                            4,347        4,393        4,282        4,170        3,616        3,549        2,700
 Industrial                            6,621        6,669        6,598        6,481        6,044        5,768        5,030
 Fire Protection                       4,637        4,543        4,352        4,312        3,905        3,772        3,017
 Contract Sales                        6,778        6,658        6,322        6,232        5,477        5,098        1,223
 Other                                   551          382          262          242           86           42           81
--------------------------------------------------------------------------------------------------------------------------
  TOTAL REVENUES                    $ 38,025     $ 37,847     $ 36,122     $ 35,479     $ 30,861     $ 29,853     $ 22,010
CAPITALIZATION RATIOS:
 Long-term Debt                           51%          51%          51%          50%          49%          56%          51%
 Preferred Stock                           3            3            3            4            5            3            5
 Common Stock Equity                      46           46           46           46           46           41           44
--------------------------------------------------------------------------------------------------------------------------
  TOTAL RATIOS                           100%         100%         100%         100%         100%         100%         100%
Book Value of Common Stock          $  11.70     $  11.52     $  11.13     $  10.77     $  10.29     $   9.44     $   8.45
Meters in Service                     63,775       61,332       58,371       57,318       56,340       52,356       50,798
Population Served (Retail)           255,000      245,000      233,000      229,000      225,000      209,000      203,000
Miles of Main                          1,067        1,035          972          947          920          654          634
Fire Hydrants                          4,750        4,690        4,558        4,503        4,445        4,024        3,877
Pumpage (million gallons)             16,791       17,380       16,794       16,789       15,174       14,572       11,367
==========================================================================================================================


                                       23