Form 10-K, Exhibit 13
period 1997-12-31
MIDDLESEX WATER CO
filed 1998-03-27
CIK 66004

================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS

The companies referred to herein are defined in Note l(a), Notes to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company's actual capital expenditures for 1996 and 1997 and projected requirements through 2000 are detailed as follows:

                                                    (in millions)

                                  1996          1997          1998          1999       2000
                                  ----          ----          ----          ----       ----
CJO Plant                        $ 0.9         $ 3.1        $ 18.0        $ 15.0       $  --
Delaware Systems                   1.6           1.4           4.6           1.4         0.2
RENEW Program                      0.9           1.8           2.0           2.0         2.0
Scheduled upgrades to
  existing systems                 3.7           4.4           3.7           4.7         3.6
                                 -----        ------        ------        ------       -----
Total                            $ 7.1        $ 10.7        $ 28.3        $ 23.1       $ 5.8
                                 -----        ------        ------        ------       -----

The upgrade of the Carl J. Olsen Water Treatment Plant (CJO Plant), which began construction in November 1997, is necessary to comply with new and anticipated environmental laws and regulations and to expand the plant's production capacity. The project is scheduled for completion in June 1999. Delaware expenditures reflect the continued water system development of Tidewater and Public, which was acquired in July 1997. Middlesex's RENEW Program is designed to rehabilitate approximately 7 to 9 miles per year, 200 miles in total, of unlined cast-iron pipe by adding a cement mortar lining. This program will result in improved overall water quality and service and will strengthen the water distribution infrastructure. Scheduled upgrades include transmission and distribution mains, hydrants, service lines, meters and transportation and general equipment.

Sources of Capital - Expenditures in 1997 were financed by utilization of the December 31, 1996 cash balance, internally generated funds from operations and the sale of common stock through the Dividend Reinvestment and Common Stock Purchase Plan (DRP).

On January 23, 1998, Middlesex received approval from the Board of Public Utilities (BPU) to issue $23.0 million of tax-exempt New Jersey Economic Development Authority bonds, which are expected to be issued in March 1998. This bond issue will be used to finance a substantial part of the CJO Plant project. The remainder of the project and other capital expenditures will be financed through internally generated funds and sale of common stock through DRP. In October 1997, the Board of Directors approved a 5% discount on shares of common stock sold to participants of its DRP between the period of January 2, 1998 and June 1, 1998. In addition, the Company will utilize short-term borrowings through lines of credit. Middlesex has available $20.0 million under these commitments and began to draw upon them in January 1998. In December 1997, the Board of Directors approved an increase in the lines of credit to $30.0 million. A subsequent offering of common equity will be considered based on the level of funds generated internally and from the DRP.

RESULTS OF OPERATIONS
1997 COMPARED TO 1996

Net income increased 13.4% to $5.9 million in 1997 compared with $5.2 million in the prior year. Operating revenues increased by $2.3 million to $40.3 million due to favorable weather conditions in New Jersey and Delaware, continued growth in Tidewater's customer base of 12%, rate increases implemented by the Pinelands Companies, increased contract revenues from USA and the inclusion of Public's operating results since August 1997.

Offsetting effects to net income were higher operations and maintenance expenses of $0.8 million or 4.1%, which reflected increased purchased water of $0.3 million; transmission and distribution expenses of $0.3 million; administrative and general expenses of $0.3 million and the inclusion of operating expenses for Public of $0.2 million. These increases were offset by reductions in purchased power and water treatment expenses of $0.3 million.

Depreciation expense increased 4.8% due to a higher level of depreciable plant in service. Taxes, other than income taxes increased $0.2 million and were related primarily to revenue-related taxes. A higher level of taxable income resulted in a $0.6 million increase in federal taxes.

RESULTS OF OPERATIONS
1996 COMPARED TO 1995

Consolidated operating revenues in 1996 were $0.2 million higher than in 1995. Consumption was lower in all major classes of customers. These decreases were offset by additional fixed service charges as a result of an increased customer base in Delaware of 12.5% and the inclusion of revenues from the Pinelands Companies and USA for a full year in 1996.

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

REGULATORY MATTERS

On January 29, 1998, the BPU approved an increase in the rates of Middlesex by 4.4% or $1.5 million. The original petition was filed in November 1996.

10 ========================= CONTINUING THE EXCELLENCE =========================

================================================================================

Under the approval, the allowed return on equity is 11.0% with an overall rate of return of 8.56%. The increase includes the recovery of postretirement costs other than pension expenses which are mandated by the Company's compliance with Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The last increase in base rates granted by the BPU was $2.8 million or 9.33% in April 1993.

In January 1997, the BPU approved a stipulation agreed to by the parties to the Pinelands Water and Wastewater Companies' rate cases which were filed in February 1996. The stipulations allow for a combined rate increase which will result in $0.4 million additional revenues. The new rates will be phased in over a three-year period to minimize the impact on customers. Phases one and two were implemented in January of 1997 and 1998, respectively.

ACCOUNTING STANDARDS

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," (SFAS No. 128). This statement supersedes Accounting Principles Bulletin Opinion No. 15, "Earnings Per Share," and simplifies the reporting and computing of earnings per share (EPS). SFAS No. 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement and requires a reconciliation of the basic EPS computation to the diluted EPS computation. At December 31, 1997, the Company adopted SFAS No. 128, with no impact resulting on EPS as computed in the periods presented.

In June 1997, the FASB also issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." The Company is evaluating the requirements of SFAS No. 130 and SFAS No. 131, which are required to be adopted in the 1998 fiscal year. These statements relate solely to disclosure provisions and, therefore, will not have any effect on the Company's financial position, results of operations or cash flows.

YEAR 2000 DISCLOSURE

The Company has assessed the effect of the Year 2000 issue on its computer systems and believes that all of its systems are in compliance.

OUTLOOK

Revenues and earnings are expected to improve in 1998 based on anticipated customer growth in Delaware, the second phase of the Pinelands rate increase and the implementation of the Middlesex rate increase. The level of improvement may be impacted by weather conditions.

Currently, there are no plans to file for rate relief in Delaware. The timing of the current year capital program and customer growth will determine Tidewater's need to file for rate relief. The timing of capital expenditures for the CJO Plant project will also guide Middlesex's need to file for an increase in rates.

Middlesex continues to pursue growth opportunities through acquisitions and public/private partnerships. These opportunities in both the regulated and non-regulated sectors that are financially sound, complement existing operations and increase shareholder value will be pursued.

Certain matters discussed in this annual report are "forward-looking statements" intended to qualify for safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Such statements address future plans, objectives, expectations and events concerning various matters such as capital expenditures, earnings, litigation, growth potential, rate and other regulatory matters, liquidity and capital resources and accounting matters. Actual results in each case could differ materially from those currently anticipated in such statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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


/s/ J. Richard Tompkins                        /s/ A. Bruce O'Connor
------------------------------                 ---------------------------------
J. Richard Tompkins                            A. Bruce O'Connor
Chairman of the Board                          Vice President and
and President                                  Controller

February 13, 1998

========================= CONTINUING THE EXCELLENCE ========================= 11

================================================================================

MIDDLESEX WATER COMPANY
CONSOLIDATED BALANCE SHEETS

ASSETS

                                                             DECEMBER 31,
                                                           1997          1996
--------------------------------------------------------------------------------
UTILITY PLANT      Water Production                   $ 27,689,254  $ 27,378,668
(NOTE 5):          Transmission and Distribution       113,104,789   103,852,969
                   General                              18,845,301    18,156,233
                   Construction Work in Progress         5,683,217       319,238
                   -------------------------------------------------------------
                     TOTAL                             165,322,561   149,707,108
                   Less Accumulated Depreciation        30,251,825    28,462,588
                   -------------------------------------------------------------
                     UTILITY PLANT - NET               135,070,736   121,244,520
                   -------------------------------------------------------------
                   NONUTILITY ASSETS - NET               2,038,568     1,774,106
--------------------------------------------------------------------------------
CURRENT ASSETS:    Cash and Cash Equivalents             2,513,294     4,045,362
                   Accounts Receivable                   3,794,860     4,022,129
                   Unbilled Revenues                     2,175,934     2,175,478
                   Materials and Supplies
                     (at average cost)                     960,577     1,034,572
                   Prepayments and Other
                     Current Assets                        606,274       647,500
                   -------------------------------------------------------------
                     TOTAL CURRENT ASSETS               10,050,939    11,925,041
--------------------------------------------------------------------------------
DEFERRED CHARGES:  Unamortized Debt Expense              2,773,233     2,848,352
                   Preliminary Survey and
                     Investigation Charges                 213,650     1,716,884
                   Regulatory Assets:
                     Income Taxes (Note 3)               6,031,247     6,181,048
                     Postretirement Costs (Note 4)       1,328,722     1,003,716
                   Other (Note 2)                        2,253,678     1,965,855
                   -------------------------------------------------------------
                     TOTAL DEFERRED CHARGES             12,600,530    13,715,855
                   -------------------------------------------------------------
                     TOTAL                            $159,760,773  $148,659,522
                   -------------------------------------------------------------

                   See Notes to Consolidated Financial Statements.

12 ========================= CONTINUING THE EXCELLENCE =========================

================================================================================

CAPITALIZATION AND LIABILITIES

                                                             DECEMBER 31,
                                                          1997           1996
--------------------------------------------------------------------------------
CAPITALIZATION
(SEE ACCOMPANYING
STATEMENTS AND NOTE 9): Common Stock                 $ 31,138,484   $ 29,988,966
                        Retained Earnings              20,087,065     19,226,847
                        --------------------------------------------------------
                          TOTAL COMMON EQUITY          51,225,549     49,215,813
                        --------------------------------------------------------
                        Cumulative Preferred Stock      4,995,635      2,666,305
                        Long-term Debt                 52,918,245     52,960,953
                        --------------------------------------------------------
                          TOTAL CAPITALIZATION        109,139,429    104,843,071
--------------------------------------------------------------------------------
CURRENT LIABILITIES:    Current Portion of
                          Long-term Debt                   42,708         39,047
                        Notes Payable                     564,701             --
                        Accounts Payable                3,602,420      1,686,652
                        Customer Deposits                 393,376        377,702
                        Taxes Accrued                   5,142,089      4,529,l85
                        Interest Accrued                1,183,561      1,168,242
                        Other                           2,039,828      2,125,683
                        --------------------------------------------------------
                          TOTAL CURRENT LIABILITIES    12,968,683      9,926,511
--------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 5)
--------------------------------------------------------------------------------
DEFERRED CREDITS:       Customer Advances for
                          Construction                 10,830,646      8,977,08l
                        Accumulated Deferred Investment
                          Tax Credits (Note 3)          2,237,060      2,308,736
                        Accumulated Deferred Federal
                          Income Taxes (Note 3)        12,177,993     l2,088,144
                        Other                           2,051,895      l,715,458
                        --------------------------------------------------------
                          TOTAL DEFERRED CREDITS       27,297,594     25,089,419
                        --------------------------------------------------------
                        CONTRIBUTIONS IN AID OF
                          CONSTRUCTION                 10,355,067      8,800,52l
                        --------------------------------------------------------
                            TOTAL                    $159,760,773   $148,659,522
                        --------------------------------------------------------

                        See Notes to Consolidated Financial Statements.

========================= CONTINUING THE EXCELLENCE ========================= 13

=====================================================================================================================


MIDDLESEX WATER COMPANY
CONSOLIDATED STATEMENTS OF INCOME



                                                                            YEARS ENDED DECEMBER 31,
                                                                    1997               1996               1995
-----------------------------------------------------------------------------------------------------------------
OPERATING REVENUES (NOTE 2)                                     $40,294,118        $38,024,669        $37,846,899
-----------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
        Operations:
                Water Purchased (Note 5)                          3,234,770          2,965,616          2,656,423
                Other                                            14,562,190         14,284,315         13,573,581
        Maintenance                                               1,741,487          1,527,842          1,686,051
        Depreciation                                              3,070,843          2,929,106          2,813,927
        Taxes, other than Income Taxes                            5,781,641          5,569,047          5,479,299
        Federal Income Taxes (Note 3)                             3,135,118          2,526,297          2,975,227
-----------------------------------------------------------------------------------------------------------------
                TOTAL OPERATING EXPENSES                         31,526,049         29,802,223         29,184,508
-----------------------------------------------------------------------------------------------------------------
                        OPERATING INCOME                          8,768,069          8,222,446          8,662,391
-----------------------------------------------------------------------------------------------------------------
OTHER INCOME:
        Allowance for Funds Used During Construction - Equity        97,314             39,891             21,654
        Other - Net                                                 281,622            185,277            134,461
-----------------------------------------------------------------------------------------------------------------
                TOTAL OTHER INCOME                                  378,936            225,168            156,115
-----------------------------------------------------------------------------------------------------------------
                        INCOME BEFORE INTEREST CHARGES            9,147,005          8,447,614          8,818,506
-----------------------------------------------------------------------------------------------------------------
INTEREST CHARGES:
        Interest on Long-term Debt                                3,163,035          3,166,786          2,981,258
        Allowance for Funds Used During Construction - Debt         (50,598)           (23,723)            (5,606)
        Amortization of Debt Expense                                121,089            120,930            121,138
        Other Interest Expense                                       52,573             16,161             17,972
-----------------------------------------------------------------------------------------------------------------
                TOTAL INTEREST CHARGES                            3,286,099          3,280,154          3,114,762
-----------------------------------------------------------------------------------------------------------------
                        NET INCOME                                5,860,906          5,167,460          5,703,744
-----------------------------------------------------------------------------------------------------------------
PREFERRED STOCK DIVIDEND REQUIREMENTS                               226,027            158,926            158,932
-----------------------------------------------------------------------------------------------------------------
EARNINGS APPLICABLE TO COMMON STOCK                             $ 5,634,879        $ 5,008,534        $ 5,544,812
-----------------------------------------------------------------------------------------------------------------
EARNINGS AND DIVIDENDS PER SHARE OF COMMON STOCK:
        Basic and Diluted Earnings per Share                    $      1.33        $      1.20        $      1.36
        Dividends Paid per Share                                $      1.12 l/2    $      1.l0 1/2    $      1.08 l/2
        Average Number of Shares Outstanding                      4,235,082          4,169,334          4,078,890
-----------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

14 ========================= CONTINUING THE EXCELLENCE ===============================================================

=============================================================================================



MIDDLESEX WATER COMPANY
CONSOLIDATED STATEMENTS OF CAPITAL STOCK
AND LONG-TERM DEBT


                                                                          DECEMBER 31,
                                                                      1997            1996
---------------------------------------------------------------------------------------------
Common Stock, No Par Value (Notes 4 and 9):
        Shares Authorized - 6,000,000
        Shares Outstanding - 1997 - 4,269,217                        $31,425,398
                             1996 - 4,204,949                                     $30,281,565
        Restricted Stock Plan                                           (286,914)    (292,599)
---------------------------------------------------------------------------------------------
            TOTAL COMMON STOCK                                       $31,138,484  $29,988,966
---------------------------------------------------------------------------------------------
Cumulative Preference Stock, No Par Value:
        Shares Authorized - 100,000
        Shares Outstanding - None
Cumulative Preferred Stock, No Par Value (Note 9):
        Shares Authorized - 150,000
        Convertible:
            Shares Outstanding, $7.00 Series - 1997 - 14,881         $ 1,562,505
                                               1996 - 14,901                      $ 1,564,605
            Shares Outstanding, $8.00 Series -        20,000           2,331,430
        Nonredeemable:
            Shares Outstanding, $7.00 Series -         1,017             101,700      101,700
            Shares Outstanding, $4.75 Series -        10,000           1,000,000    1,000,000
---------------------------------------------------------------------------------------------
                        TOTAL CUMULATIVE PREFERRED STOCK             $ 4,995,635  $ 2,666,305
---------------------------------------------------------------------------------------------
Long-term Debt (Note 9):
        8.05%, Amortizing Secured Note, due December 20, 2021        $ 3,460,953  $ 3,500,000
First Mortgage Bonds:
        7.25%, Series R, due July 1, 2021                              6,000,000    6,000,000
        5.20%, Series S, due October 1, 2022                          12,000,000   12,000,000
        5.25%, Series T, due October 1, 2023                           6,500,000    6,500,000
        6.40%, Series U, due February 1, 2009                         15,000,000   15,000,000
        5.25%, Series V, due February 1, 2029                         10,000,000   10,000,000
---------------------------------------------------------------------------------------------
                SUBTOTAL LONG-TERM DEBT                              $52,960,953  $53,000,000
---------------------------------------------------------------------------------------------
                        Less: Current Portion of Long-term Debt      $   (42,708) $   (39,047)
---------------------------------------------------------------------------------------------
                             TOTAL LONG-TERM DEBT                    $52,918,245  $52,960,953
---------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


========================= CONTINUING THE EXCELLENCE ===================================== 15


===========================================================================================================



MIDDLESEX WATER COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                               YEARS ENDED DECEMBER 31,
                                                                    1997            1996           1995
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME                                                     $  5,860,906    $  5,167,460     $ 5,703,744
Adjustments to Reconcile Net Income to
        Net Cash Provided by Operating Activities:
                Depreciation and Amortization                     3,145,218       3,011,337       2,925,928
                Provision for Deferred Income Taxes                 778,521         811,993         278,384
                Allowance for Funds Used During Construction       (147,912)        (63,614)        (27,260)
        Changes in Current Assets and Liabilities:
                Accounts Receivable                                 305,079         202,524          12,147
                Materials and Supplies                               73,995          (3,771)        (36,907)
                Accounts Payable                                  1,875,893         165,137         (95,430)
                Accrued Income Taxes                                612,904         207,266        (122,453)
                Accrued Interest                                     11,170         (48,609)         82,628
                Unbilled Revenues                                    29,344          (5,335)        (26,348)
                Other - Net                                          81,594         812,337         227,334
-----------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                        12,626,712      10,256,725       8,921,767
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
        Utility Plant Expenditures*                             (10,233,685)     (6,172,482)     (8,990,408)
        Cash from Acquisition of Subsidiary                         158,436            --              --
        Notes Receivable                                              5,963            --        (1,250,000)
        Preliminary Survey & Investigation Charges                 (458,016)       (883,015)       (180,541)
        Marketable Securities                                          --              --           931,750
        Other - Net                                                (779,145)       (657,958)        (93,919)
-----------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                           (11,306,447)     (7,713,455)     (9,583,118)
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
        Redemption of Long-term Debt                                (41,780)     (1,200,000)           --
        Proceeds from Issuance of Long-term Debt                       --         1,000,000       3,700,000
        Temporary Cash Investments-Restricted                         9,996        (152,593)        212,362
        Proceeds from Issuance of Common Stock - Net              1,147,418       1,168,122       1,669,171
        Deferred Debt Issuance Expenses                                --              (251)        (53,719)
        Payment of Preferred Dividends                             (239,361)       (158,926)       (158,497)
        Payment of Common Dividends                              (4,761,327)     (4,604,504)     (4,421,852)
        Construction Advances and Contributions - Net             1,032,721         549,604         884,140
        Redemption of Preferred Stock                                  --              --          (123,800)
-----------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES              (2,852,333)     (3,398,548)      1,707,805
-----------------------------------------------------------------------------------------------------------
NET CHANGES IN CASH AND CASH EQUIVALENTS                         (1,532,068)       (855,278)      1,046,454
-----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                    4,045,362       4,900,640       3,854,186
-----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                       $  2,513,294    $  4,045,362     $ 4,900,640
-----------------------------------------------------------------------------------------------------------
*Excludes Allowance for Funds Used During Construction.
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
        Cash Paid During the Year for:
                Interest (net of amounts capitalized)          $  3,045,867    $  3,116,338     $ 2,877,483
                Income Taxes                                   $  1,702,200    $  2,117,998     $ 3,078,000
-----------------------------------------------------------------------------------------------------------



See Notes to Consolidated Financial Statements.


16 ========================= CONTINUING THE EXCELLENCE ====================================================

================================================================================


MIDDLESEX WATER COMPANY
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                             YEARS ENDED DECEMBER 31,
                                       1997            1996              1995
--------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR      $ 19,226,847     $ 18,822,817     $ 17,699,422
NET INCOME                           5,860,906        5,167,460        5,703,744
--------------------------------------------------------------------------------
        TOTAL                       25,087,753       23,990,277       23,403,166
--------------------------------------------------------------------------------

CASH DIVIDENDS:
    Cumulative Preferred Stock         239,361          158,926          158,497
    Common Stock                     4,761,327        4,604,504        4,421,852
--------------------------------------------------------------------------------
        TOTAL DEDUCTIONS             5,000,688        4,763,430        4,580,349
--------------------------------------------------------------------------------
BALANCE AT END OF YEAR            $ 20,087,065     $ 19,226,847     $ 18,822,817
--------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization - Middlesex Water Company (Middlesex) is the parent company and sole shareholder of Tidewater Utilities, Inc. (Tidewater), Pinelands Water Company, Pinelands Wastewater Company, and Utility Service Affiliates, Inc.
(USA). Public Water Supply Company, Inc. (Public), acquired in July 1997, and White Marsh Environmental Systems, Inc., are wholly owned subsidiaries of
Tidewater. The financial statements for Middlesex and its wholly owned subsidiaries (the Company) are reported on a consolidated basis. All intercompany accounts and transactions have been eliminated.

(b) System of Accounts - Middlesex, Pinelands Water and Pinelands Wastewater maintain their accounts in accordance with the Uniform System of Accounts prescribed by the Board of Public Utilities of the State of New Jersey (BPU). Tidewater and Public maintain their accounts in accordance with the Public Service Commission of Delaware (PSC) requirements.

(c) Utility Plant - Utility Plant is stated at original cost as defined for regulatory purposes. Property accounts are charged with the cost of betterments and major replacements of property. Cost includes direct material, labor and indirect charges for pension benefits and payroll taxes. Middlesex, Tidewater, Pinelands Water and Pinelands Wastewater capitalize an Allowance for Funds Used During Construction on individual projects with costs exceeding specific thresholds for each company. Depreciation is computed by each regulated member of the Company utilizing a rate approved by the applicable regulatory authority. The Accumulated Provision for Depreciation is charged with the cost of property retired, together with removal costs, less salvage. The cost of labor, materials, supervision and other expenses incurred in making repairs and minor replacements and in maintaining the properties is charged to the appropriate expense accounts. At December 31, 1997, there was no event or change in circumstance that would indicate that the carrying amount of any long-lived asset was not recoverable.

(d) Accounts Receivable - Provision for allowance for doubtful accounts at December 31, 1997, 1996 and 1995, and the corresponding expense and deduction for those years, is each less than $0.1 million.

(e) Revenues - In general, revenues are recorded as service is rendered and include estimates for amounts unbilled at the end of the period for water used subsequent to the last billing cycle. Service charges are billed in advance by the Delaware subsidiaries and are recognized in revenue as the service is provided.

(f) Deferred Charges - Unamortized Debt Expense is amortized over the lives of the related issues. As authorized by the BPU, main cleaning and lining costs, tank painting and regulatory expenses are amortized over 3 to 14-year periods.

(g) Income Taxes - Middlesex files a consolidated Federal income tax return for the Company and income taxes are allocated based on the separate return method. Investment tax credits have been deferred and are amortized over the estimated useful life of the related property.

========================= CONTINUING THE EXCELLENCE ========================= 17

================================================================================

(h) Statements of Cash Flows - For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents. Cash and cash equivalents represent bank balances, money market funds and U.S. Treasury Bills maturing in less than 90 days.

(i) Use of Estimates - Conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

(j) New Accounting Standards - In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," (SFAS No. 130) and SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," (SFAS No. 131). The Company is evaluating the requirements of SFAS No. 130 and SFAS No. 131, which are required to be adopted in the 1998 fiscal year. These statements relate solely to disclosure provisions and, therefore, will not have any effect on the Company's financial position, results of operations or cash flows.

(k) Certain prior year amounts have been reclassified to conform to the current year reporting.

NOTE 2 - RATES AND REVENUES

On January 29, 1998, Middlesex received approval from the BPU for an overall rate increase of 4.4% or $1.5 million based on an original petition filed in November 1996. Under the approval, the allowed return on equity is 11.0% with an overall rate of return of 8.56%. The increase includes recovery of postretirement costs other than pension expenses which are mandated by the Company's compliance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and a return on the 4.1% increase to rate base since the last rate case. The last increase in base rates granted by the BPU was $2.8 million or 9.33% in April 1993.

On January 23, 1998, Middlesex received approval from the BPU to issue $23.0 million of tax-exempt New Jersey Economic Development Authority bonds. The proceeds of the bonds will be used to finance a significant portion of the upgrade of the Carl J. Olsen Water Treatment Plant (CJO Plant). The bonds will be competitively bid and are expected to be issued in March 1998.

In January 1997, the BPU approved a stipulation agreed to by the parties to the Pinelands Water and Wastewater Companies' rate cases which were filed on February 21, 1996. The stipulations allow for a combined rate increase which will result in $0.4 million additional revenues. To minimize the impact on customers, the new rates will be phased in over a three-year period which began in 1997. The second phase of the increase was implemented in January 1998.

Included in Deferred Charges-Other is $0.2 million of deferred costs at December 31, 1997, which Middlesex, Pinelands Water and Pinelands Wastewater are recovering through rates over periods of 3 to 14 years. The BPU has excluded these costs from their rate bases and, therefore, they are not earning a return on the unamortized costs during the recovery periods.

NOTE 3 - INCOME TAXES

Federal income tax expense differs from the amount computed by applying the statutory rate on book income subject to tax for the following reasons:

                                                      YEARS ENDED DECEMBER 31,
                                                       (THOUSANDS OF DOLLARS)
                                                        1997     1996     1995
--------------------------------------------------------------------------------
Income Tax at Statutory Rate
  of 34%                                               $2,956   $2,616   $2,951
Tax Effect of:
  Allowance for Funds Used
   During Construction                                    (49)     (22)      (9)
  Other                                                  (133)     (68)      33
--------------------------------------------------------------------------------
Total Federal Income Tax
 Expense                                               $2,774   $2,526   $2,975
--------------------------------------------------------------------------------
Federal income tax expense is comprised of the following:

Current                                                $2,117   $1,835   $2,726
Deferred:
 Customer Advances                                         63       35     (265)
 Accelerated Depreciation                                 753      760      637
 Investment Tax Credit                                    (72)     (72)     (72)
 Other                                                    (87)     (32)     (51)
--------------------------------------------------------------------------------
Total Federal Income Tax
 Expense                                               $2,774    $2,526  $2,975
--------------------------------------------------------------------------------
Charged to: Operating Expenses                         $3,135    $2,526  $2,975
            Other Income-Net                             (361)       --      --
--------------------------------------------------------------------------------
Total Provision                                        $2,774    $2,526  $2,975
--------------------------------------------------------------------------------

The statutory review period for income tax returns for the years prior to 1994 has been closed.

Under SFAS No. 109, "Accounting for Income Taxes," the Company is required to set up deferred income taxes for all temporary differences regardless of the regulatory ratemaking treatment. However, if it is probable that these additional taxes will be passed on to ratepayers, an offsetting regulatory asset or liability is to be recorded. Management believes that it is probable that the consolidated deferred income tax liability of approximately $6.0 million will be recovered in future rates. Therefore, a regulatory asset has been set up to offset the increased liability.


18 ======================== CONTINUING THE EXCELLENCE ==========================

================================================================================

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes. The components of the net deferred tax liability are as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                      (THOUSANDS OF DOLLARS)
                                                          1997       1996
--------------------------------------------------------------------------------
Utility Plant Related                                   $ 17,151   $ 16,278
Customer Advances                                         (4,586)    (3,920)
Other                                                       (387)      (270)
--------------------------------------------------------------------------------
Total Deferred Tax Liability                            $ 12,178   $ 12,088
--------------------------------------------------------------------------------

NOTE 4 - EMPLOYEE BENEFIT PLANS

PENSION

The Company has a noncontributory defined benefit pension plan which covers substantially all employees with more than 1,000 hours of service. The Company makes annual contributions to the plan consistent with the funding requirements of Federal laws and regulations. In 1996, employees of Tidewater became eligible to participate in the Plan.

Pension expenses for 1997, 1996 and 1995 were $0.3 million, $0.3 million and $0.4 million, respectively.

Plan assets consist primarily of corporate equities, cash equivalents and stock and bond funds. The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheets.

                                                        YEARS ENDED DECEMBER 31,
                                                         (THOUSANDS OF DOLLARS)
                                                          1997           1996
--------------------------------------------------------------------------------
Actuarial present value of
 plan benefits:
  Vested benefits                                       $ (9,487)      $ (8,791)
  Nonvested benefits                                         (47)           (42)
  Impact of estimated future
   compensation charges                                   (3,350)        (2,921)
--------------------------------------------------------------------------------
Projected plan benefits                                  (12,884)       (11,754)
Plan assets at fair value                                 14,777         12,831
--------------------------------------------------------------------------------
Plan assets in excess of
 projected plan benefits                                   1,893          1,077
Unrecognized net obligation                                   58             72
Unrecognized prior service cost                              113            120
Unrecognized net gain                                     (2,363)        (1,346)
--------------------------------------------------------------------------------
Accrued pension cost recognized
 in the balance sheet                                   $   (299)      $    (77)
--------------------------------------------------------------------------------
Net pension cost includes the following components:

Service cost benefits earned
 during the period                                      $    430       $    408
Interest cost on projected
 benefit obligation                                          827            787
Return on plan assets                                     (1,002)          (924)
Net amortization and deferral                                 17             21
--------------------------------------------------------------------------------
Net pension cost                                        $    272       $    292
--------------------------------------------------------------------------------

The assumptions used in determining the actuarial present value of the projected obligation at December 31, 1997 and 1996 were discount rates of 7.0% and 7.25%, respectively and a compensation increase of 4.75%. The expected long-term rate of return on plan assets used in determining net periodic cost was 8.0%. The actual returns on Plan assets at December 31, 1997 and 1996 were 20.0% and 12.1%, respectively.

The Company maintains an unfunded supplemental pension plan for its executives. At December 31, 1997, 1996 and 1995 expenses for the supplemental plan were $0.3 million, $0.3 million and $0.2 million, and the projected benefit obligations were $1.7 million, $1.4 million and $1.3 million, respectively.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (PBOP)

Middlesex provides certain health care and life insurance benefits for substantially all of its retired employees, which are accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," (SFAS No. 106). SFAS No. 106 requires an accrual method of accounting for PBOP. Previously, the cost of these benefits were expensed when incurred.

In accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company has recognized a deferred regulatory asset relating to the difference between the accrued PBOP costs determined under SFAS No. 106 and the pay-as-you-go amounts previously expensed. The regulatory assets at December 31, 1997 and 1996 were $1.3 million and $1.2 million, respectively. As part of its most recent rate case (see Note 2), PBOP expenses, as determined in accordance with SFAS 106, will be recoverable in base rates. The expenses include the amortization of the previously deferred regulatory asset.

The Company recognized PBOP expenses of $0.2 million for each of the years ended December 31, 1997, 1996 and 1995. The plan's funded status is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                         (THOUSANDS OF DOLLARS)
                                                           1997         1996
--------------------------------------------------------------------------------
Retirees                                                 $ 1,679      $ 1,149
Fully eligible plan participants                             803          354
Other active plan participants                             1,453        1,543
--------------------------------------------------------------------------------
Accumulated postretirement
 benefit obligation                                        3,935        3,046
Plan assets at fair value
Unrecognized net (loss)                                     (734)         (47)
Unrecognized prior service cost                              157          169
Unrecognized transition
 obligation                                               (2,029)      (2,164)
--------------------------------------------------------------------------------
Accrued postretirement
 benefit obligation                                      $ 1,329      $ 1,004
--------------------------------------------------------------------------------
======================== CONTINUING THE EXCELLENCE ========================== 19

================================================================================

Net postretirement benefit cost consisted of the following components:

                                                        YEARS ENDED DECEMBER 31,
                                                         (THOUSANDS OF DOLLARS)
                                                            1997       1996
--------------------------------------------------------------------------------
Service cost - benefits earned
 during the year                                           $ 116       $ 101
Interest cost on accumulated
  postretirement benefit obligation                          258         211
Amortization of net loss                                      41           2
Amortization of prior service cost                           (11)        (11)
Amortization of transition obligation                        135         135
Regulatory deferral                                         (325)       (246)
--------------------------------------------------------------------------------
Net postretirement benefit cost                            $ 214       $ 192
--------------------------------------------------------------------------------
The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for 1997 was 5%, which will remain constant for all future years. A one-percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation by 14% and the 1997 net postretirement benefit cost by approximately 10%. The assumed discount rates used in determining the accumulated postretirement benefit obligation for 1997 and 1996 were 7.0% and 7.25%, respectively.

STOCK BASED COMPENSATION

The Company maintains a restricted stock plan, under which 30,550 shares of the Company's common stock are held in escrow by the Company for key employees. Such stock is subject to an agreement requiring forfeiture by the employee in the event of termination of employment within five years of the grant other than as a result of retirement, death or disability.

In May 1997, 100,000 additional shares were allocated to the restricted stock plan, bringing the maximum number of shares authorized for grant under this plan to 160,000 shares. Compensation expense is determined by the market value of the stock on the date of the award and is being amortized over a five-year period. The compensation expenses were $0.1 million for each of the years 1997, 1996 and 1995.

As permitted by SFAS No. 123, "Accounting for Stock Based Compensation," (SFAS No. 123) the Company elected to account for its stock based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation costs for the Company's restricted stock plan been determined based on methodology prescribed in SFAS No. 123, there would have been no effect on its results of operations or cash flows.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

SERVICE AGREEMENT - On May 19, 1995, Middlesex and USA jointly entered into a five-year contract with the City of South Amboy to operate and maintain the City's 2,600 customer water system. The Contract, which is subject to renewal for three future five-year periods, is expected to produce a total of approximately $1.5 million in revenues for the first five years. Revenues recognized under the contract in 1997, 1996 and 1995 were $0.4 million, $0.3 million and less than $0.1 million, respectively.

WATER SUPPLY - Middlesex has an agreement with the Elizabethtown Water Company for the purchase of treated water. This agreement, which expires December 31, 2005, provides for the minimum purchase of 3 million gallons daily (mgd) of treated water with provisions for additional purchases. The 1997, 1996 and 1995 costs under this agreement were $1.5 million, $1.3 million and $0.9 million, respectively.

Middlesex also has an agreement with the New Jersey Water Supply Authority (NJWSA), which expires November 1, 2013, and provides for the minimum purchase of 20 mgd of untreated water from the Delaware and Raritan Canal and the Raritan River. In addition, the Company has a supplemental one-year agreement for an additional 5 mgd through April 30, 1998. This agreement is renewable on an annual basis. The total costs were $1.7 million for each of the years 1997, 1996 and 1995.

CONSTRUCTION - The Company plans to spend approximately $28.3 million, $23.1 million and $5.8 million in 1998, 1999 and 2000, respectively, on its construction program. Substantially all of the utility plant of the Company is subject to the lien of its mortgage which also includes certain restrictions as to cash dividend payments and other distributions on common stock.

LITIGATION - A local entity and its owner have filed a negligence claim against Middlesex, for which Middlesex is insured, with a claim for punitive damages which is not insured. Their action alleges financial losses arising out of improper water pressure and service. An amendment to the claim alleges damages resulting from some poor quality water. Other parties who dealt with the claimants have joined the matter. Without taking a position on the negligence claim, Middlesex does not believe that the claim for punitive damages will prevail. While the outcome of this case is not presently determinable, management believes that the final resolution will not have a significant effect on Middlesex's financial position or results of operations or cash flows.

A fire at a warehouse within Middlesex's service territory has resulted in multiple party claims for unspecified amounts. This has led the warehouse operator and certain tenants to assert claims against Middlesex for alleged insufficient water pressure and supply, which claims are not covered by the Company's insurance. Middlesex believes it has substantial defenses to the claims.

NOTE 6 - LINES OF CREDIT AND NOTES PAYABLE

At December 31, 1997, 1996 and 1995 Middlesex had $20 million in committed lines of credit, with no amounts outstanding. To accommodate the funding requirements of the Company's 1998 capital program, in December 1997 the Board of Directors authorized an increase in the amount of

20 ======================== CONTINUING THE EXCELLENCE ==========================

================================================================================

lines of credit to $30 million.

As part of the service agreement with the City of South Amboy, on June 1, 1995, USA made an investment in the form of a $1.25 million loan. At December 31, 1997, a balance of $1.24 million was included in nonutility assets on the Consolidated Balance Sheet. Principal repayment and the interest rate are based upon renewal provisions of the contract.

NOTE 7 - RELATED PARTY TRANSACTIONS

During 1997, 1996 and 1995, Middlesex had transactions with a construction company in which a member of the Board of Directors has a financial interest. Major construction transactions were awarded on the basis of competitive bids approved by the Board of Directors (with the interested Director abstaining) and amounted to $0.7 million, $0.9 million and $0.9 million for the years 1997, 1996 and 1995, respectively. These amounts included $0.1 million due the construction company at December 31, 1997, 1996 and 1995.

NOTE 8 - QUARTERLY OPERATING RESULTS - UNAUDITED

Quarterly operating results for 1997 and 1996 are as follows:

                                       1ST      2ND       3RD       4TH
1997                                 QUARTER   QUARTER   QUARTER   QUARTER  YEAR
--------------------------------------------------------------------------------
                                    (THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)
Operating Revenues                   $ 9,336   $ 9,937  $10,968  $10,053 $40,294
Operating Income                       2,023     2,120    2,682    1,943   8,768
Net Income                             1,282     1,311    1,894    1,374   5,861
Basic and Diluted Earnings
  per Common Share                   $  0.30   $  0.30  $  0.43  $  0.30 $  1.33

1996
--------------------------------------------------------------------------------
Operating Revenues                   $ 9,247   $ 9,632  $ 9,934  $ 9,212 $38,025
Operating Income                       1,968     2,110    2,288    1,856   8,222
Net Income                             1,153     1,307    1,494    1,213   5,167
Basic and Diluted Earnings
 per Common Share                    $  0.27   $  0.30  $  0.35  $  0.28 $  1.20
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

COMMON STOCK

There are 900,000 shares of common stock authorized under the Dividend Reinvestment and Common Stock Purchase Plan (DRP). The cumulative number of shares issued under the DRP at December 31, 1997 is 747,291. In October 1997, the Board of Directors approved a 5% discount on common stock sold to participants of the Company's DRP between the period of January 2, 1998 and June 1, 1998. The offer is limited to the first 100,000 shares sold during the discount period.

During 1997, 1996 and 1995,  64,148 shares ($1.1  million),  67,977 shares ($1.2 million) and 106,138 shares ($1.7 million) of common stock were issued under DRP and the restricted stock plan, respectively.

In the event dividends on the preferred stock are in arrears, no dividends may be declared or paid on the common stock of the Company. At December 31, 1997, no restrictions were placed on common dividends.

PREFERRED STOCK

If four or more quarterly dividends are in arrears, the preferred shareholders, as a class, are entitled to elect two members to the Board of Directors in addition to Directors elected by holders of the common stock. In May 1997, the number of authorized Preferred Stock, without par value, was increased from 69,418 shares to 150,000 shares. At December 31, 1997, 45,898 shares of Preferred Stock presently authorized were outstanding and no dividends were in arrears.

The conversion feature of the no par $7.00 Cumulative and Convertible Preferred Stock, which was effective in 1997, allows the security holders to exchange one convertible preferred share for six shares of the Company's common stock. In addition, the Company may redeem up to 10% of the outstanding convertible stock in any calendar year at a price equal to the fair market value of six shares of the Company's common stock for each share of convertible stock redeemed.

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

On July 31, 1997, Middlesex issued 20,000 shares of no par $8.00 Cumulative and Convertible Preferred Stock convertible into 137,140 shares of Middlesex's common stock for 100% of the common stock of Public. The preferred shares are convertible at the election of the security holder within seven years from the date of issuance at the common equivalent rate of 6.857 shares of common stock for each share of preferred. The same conversion feature is granted to Middlesex after seven years from the date of issuance.

The acquisition of Public, a 2,500 customer water system located in Sussex County Delaware is being accounted for under the purchase method of accounting. The acquisition price, representing the value of the convertible preferred stock issued, was $2.3 million and resulted in an acquisition adjustment of $1.0 million. The acquisition adjustment will be amortized over the remaining composite life of Public's utility plant.

The supplemental unaudited pro forma information as though



=========================== CONTINUING THE EXCELLENCE ======================= 21

================================================================================

the acquisition occurred as of January 1, 1996 was as follows:

                                                      1997              1996
                                                  ------------------------------
Operating Revenues                                $ 40,984,570      $ 38,643,019
Net Income                                           5,863,880         5,246,734
Basic Earnings Per Share                          $       1.31      $       1.18
Diluted Earnings Per Share                        $       1.30      $       1.18

EARNINGS PER SHARE

In February 1997,  the FASB issued SFAS No. 128, "Earnings Per Share," (SFAS No.
128). This statement simplifies the standards for computing and presenting earnings per share (EPS) previously found in APB Opinion No. 15, "Earnings Per Share," and makes them comparable to international EPS standards. SFAS No. 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement. Under SFAS No. 128, basic EPS is computed based upon the weighted average number of common shares, and dilutive EPS is based upon the weighted average number of common shares and potential dilutive common shares that could occur if actions were taken with respect to convertible securities or other obligations to issue common stock. At December 31, 1997, the Company adopted SFAS No. 128, with no impact resulting on EPS as computed in the periods presented.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments for which it is practicable to estimate that value. The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, marketable securities, and trade receivables and payables approximate their respective fair values due to the short-term maturities of these instruments. The fair value of the Company's long-term debt relating to first mortgage bonds is based on quoted market prices for similar issues. At December 31, 1997 and 1996, the carrying and fair market value of the Company's bonds were as follows:

                                               (THOUSANDS OF DOLLARS)
                                              1997                   1996
--------------------------------------------------------------------------------
                                    CARRYING      FAIR      CARRYING       FAIR
                                     VALUE        VALUE       VALUE        VALUE
--------------------------------------------------------------------------------
First Mortgage Bonds               $49,500       $49,800     $49,500     $46,900
--------------------------------------------------------------------------------
For other long-term debt for which there were no quoted market price, it was not practicable to estimate their fair value. The carrying amounts of these instruments at December 31, 1997 and 1996 were $3.5 million. Customer advances for construction have a carrying value of $10.8 million and $9.0 million at December 31, 1997 and 1996, respectively. Their relative fair values cannot be accurately estimated since future refund payments depend on several variables, including new customer connections, customer consumption levels and future rate increases.


INDEPENDENT AUDITORS' REPORT                                          DELOITTE &
MIDDLESEX WATER COMPANY                                               TOUCHE LLP
                                                                          [logo]


We have audited the accompanying consolidated balance sheets and consolidated statements of capital stock and long-term debt of Middlesex Water Company and its subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, retained earnings and of cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Middlesex Water Company and its subsidiaries at December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
-------------------------
Parsippany, New Jersey
February 13, 1998




22 ======================== CONTINUING THE EXCELLENCE ==========================

================================================================================

CONSOLIDATED SELECTED FINANCIAL DATA
(THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)

                                               1997       1996          1995          1994          1993           1992        1987
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES                       $   40,294 $   38,025    $   37,847    $   36,122    $   35,479     $   30,861 $    22,370
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
   Operations and Maintenance                19,538     18,778        17,916        16,911        16,753         14,715     10,423
   Depreciation                               3,071      2,929         2,814         2,650         2,376          1,961      1,251
   Taxes, other than Income Taxes             5,782      5,569         5,479         5,343         5,222          4,620      3,554
   Income Taxes                               3,135      2,526         2,975         2,766         3,072          2,351      1,973
-----------------------------------------------------------------------------------------------------------------------------------
      TOTAL OPERATING EXPENSES               31,526     29,802        29,184        27,670        27,423         23,647     17,201
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                              8,768      8,223         8,663         8,452         8,056          7,214      5,169
OTHER INCOME                                    379        225           156            87           438            515        156
-----------------------------------------------------------------------------------------------------------------------------------
  INCOME BEFORE
    INTEREST CHARGES                          9,147      8,448         8,819         8,539         8,494          7,729      5,325
-----------------------------------------------------------------------------------------------------------------------------------
INTEREST CHARGES                              3,286      3,280         3,115         3,044         3,014          3,267      2,127
-----------------------------------------------------------------------------------------------------------------------------------
  NET INCOME                                  5,861      5,168         5,704         5,495         5,480          4,462      3,198
PREFERRED STOCK DIVIDEND
  REQUIREMENTS                                  226        159           159           188           256            186        180
-----------------------------------------------------------------------------------------------------------------------------------
EARNINGS APPLICABLE TO
  COMMON STOCK                           $    5,635 $    5,009    $    5,545    $    5,307    $    5,224     $    4,276 $    3,018
-----------------------------------------------------------------------------------------------------------------------------------
BASIC/DILUTED EARNINGS PER
     SHARE OF COMMON STOCK               $     1.33 $     1.20    $     1.36    $     1.33    $     1.33     $     1.20 $     1.01
Average Number of Shares
     Outstanding for the Year             4,234,082  4,169,334     4,078,890     4,003,393     3,924,363      3,568,499  3,002,756
Dividends Declared and Paid              $ 1.12 1/2 $ 1.10 1/2    $ 1.08 1/2    $ 1.05 3/4    $ 1.01 1/4     $     0.97 $ 0.83 3/4
Total Assets                             $  159,761 $  148,660    $  144,822    $  132,413    $  125,676     $  113,843 $   76,142
Redeemable Preferred Stock               $       -- $      --     $      --     $      --     $    1,158     $    1,224 $    1,554
Long-term Debt                           $   52,918 $   52,961    $   52,960    $   49,500    $   37,000     $   42,550 $   29,350
-----------------------------------------------------------------------------------------------------------------------------------

STATISTICAL SUMMARY
                                               1997       1996          1995         1994          1993           1992        1991
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES (THOUSANDS OF DOLLARS):
-----------------------------------------------------------------------------------------------------------------------------------
  Residential                            $   16,291 $   15,091    $   15,202    $  14,306     $  14,042      $  11,733  $   10,083
  Commercial                                  4,576      4,347         4,393        4,282         4,170          3,616       2,891
  Industrial                                  6,631      6,621         6,669        6,598         6,481          6,044       4,848
  Fire Protection                             4,662      4,637         4,543        4,352         4,312          3,905       3,141
  Contract Sales                              7,380      6,778         6,658        6,322         6,232          5,477       1,338
  Other                                         754        551           382          262           242             86          69
-----------------------------------------------------------------------------------------------------------------------------------
  Total Revenues                         $   40,294 $   38,025    $   37,847    $  36,122     $  35,479      $  30,861  $   22,370

CAPITALIZATION RATIOS:
  Long-term Debt                                 49%        51%           51%          51%           50%            49%         50%
  Preferred Stock                                 5          3             3            3             4              5           5
  Common Stock Equity                            46         46            46           46            46             46          45
-----------------------------------------------------------------------------------------------------------------------------------
    TOTAL RATIOS                                100%       100%          100%         100%          100%           100%        100%

Book Value of Common Stock               $    12.00 $    11.70    $    11.52    $   11.13     $   10.77      $   10.29  $     8.66
Meters in Service                            67,673     63,775        61,332       58,371        57,318         56,340      51,226
Population Served (Retail)                  271,000    255,000       245,000      233,000       229,000        225,000     205,000
Miles of Main                                 1,149      1,067         1,035          972           947            920         639
Fire Hydrants                                 4,850      4,750         4,690        4,558         4,503          4,445       3,915
Pumpage (million gallons)                    17,476     16,791        17,380       16,794        16,789         15,174      11,576
-----------------------------------------------------------------------------------------------------------------------------------

=========================== CONTINUING THE EXCELLENCE ========================================================================== 23